SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated March 26, 2007, regarding the Mandatory Annual Shareholders’ Meeting, a Special Class B Shareholders’ Meeting, which was held on March 23, 2007 and the agreements adopted herein.

2.	Consolidated financial statements as of December 31, 2006 and 2005 together with Report of Independent Auditors.

3.	Translation of a letter to CONASEV, dated May 24, 2007, regarding the terms and conditions of the Third Program of Commercial Papers of Telefónica del Perú.

4.	Translation of an announcement, regarding the terms and conditions of the Third Program of Commercial Papers of Telefónica del Perú.

5.	Translation of a letter to CONASEV, dated May 29, 2007, regarding the Public Deed of increase and reduction of Telefónica del Perú S.A.A.

6.	Translation of a letter to CONASEV, dated May 29, 2007, regarding the result of the First Issue, Serial A of the Third Program of Commercial Papers of Telefónica del Perú.

7.	Translation of a letter to CONASEV, dated May 29, 2007, regarding the result of the Second Issue, Serial A of the Third Program of Commercial Papers of Telefónica del Perú.

8.	Translation of a letter to CONASEV, dated May 30, 2007, regarding the delisting of the corresponding shares of the “Second Program of Bonds of Telefónica del Perú – Eight Issue” and the “Second Program of Bonds of Telefónica del Perú – Ninth Issue” of the Registry of Shares of The Stock Market of Lima.

9.	Translation of a letter to CONASEV, dated June 5, 2007, regarding the terms and conditions of the 18th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú.

10.	Translation of an announcement, regarding the terms and conditions of the 18th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú.

11.	Translation of a letter to CONASEV, dated June 8, 2007, regarding the Eighteenth Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú.

Item 1

Lima, March 26, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Gentlemen:

In compliance with Article 28 of the Stock Market Law and CONASEV Resolution N° 107-2002-EF/94.10, Telefónica del Perú S.A.A. hereby informs you that on March 23, 2007, at the Mandatory Annual Shareholders’ Meeting, a Special Class B Shareholders’ Meeting was held and the following agreements were adopted:

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

1.	Approved the Company’s corporate management that is expressed in the Annual Memory as well as in the individual and consolidated audited financial statements pertaining to 2006. The annual audited financial information has not changed with regards to what was registered as a fact of importance while in the annual memory no material modifications have been made as a consequence of their edition, for which they are not included to the present one.

2.	Approved that all of the net profit, after the subtraction of the legal reserve, will be destined for the accumulated results account for future use. In addition, the meeting authorized the Board of Directors, should they consider it appropriate and after evaluating the company’s financial situation, to: (I) decide the future of the accumulated results and having the ability to authorize the payment of dividends in one or more sections, to which they may authorize the indicated total, as well as any another aspect that may be required; (ii) set a provisional dividend on the account of definite dividends approved by the Annual Shareholders’ Obligatory Meeting from the year 2007.

3.	Authorized the Board of Directors to designate the external auditors for the 2006 fiscal year.

4.	Maintained the same amount of annual remuneration for the directors for the present fiscal year, which will be paid to main and substitute directors, if they are not executives of any of the Telefónica Group’s enterprises, excluding the President of the Board of Directors.

3.	Modified Article 33 of the company’s Bylaws in the following terms:

Article 33.- The Board of Directors gathers at least once a quarter and as many times as the interest of the Company requires. The Board of Directors establishes the necessary norms for the citation to session and for its development.

SPECIAL ANNUAL SHAREHOLDER’S MEETING

Special Class B Shareholders’ Meeting assigned the following alternate directors:

■	Mr. José María Álvarez Pallete López, Spanish, with Passport N° 50705869-T.

■	Mrs. Julia María Morales Valentín, Peruvian, identified with D.N.I. N° 08768750.

■	Mr. Ernesto López Mozo, Spanish, with Passaport N° 51373639B.

Consequently, the new Board of Directors will be the following:

Directors	Alternate Directors
Javier Manzanares Gutiérrez	José María Álvarez Pallete López
Manuel Álvarez Trongé	Julia María Morales Valentín
José Fernando de Almansa Moreno-Barreda	Eduardo Navarro de Carvalho
Juan Revilla Vergara	Santiago Teresa
Javier Nadal Ariño	Ernesto López Mozo
Enrique Used Aznar	Mariano de Beer
José María Del Rey Osorio	Manuel Echánove Pasquín
Luis Javier Bastida Ibargüen	Javier Delgado Martínez
Alfonso Ferrari Herrero	Claudio Muñoz Zúñiga

We remain at your disposition for any additional information that you may deem necessary.

Sincerely,

Julia María Morales Valentín
Stock Market Representative
Telefónica del Perú S.A.A.

Item 2

Translation of a report and financial statements originally issued in Spanish –

See Note 32 to the consolidated financial statements

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2006 and 2005 together with Report of Independent Auditors

MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Translation of a report and financial statements originally issued in Spanish –

See Note 32 to the consolidated financial statements

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2006 and 2005 together with Report of Independent Auditors

Content

Report of Independent Auditors

Consolidated financial statements

Consolidated balance sheets

Consolidated income statements

Consolidated statements of changes in shareholder’s equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

• Medina, Zaldivar, Paredes & Asociados Sociedad Civil

Translation of a report and financial statements originally issued in Spanish –

See Note 32 to the consolidated financial statements

Report of Independent Auditors

To the Shareholders and Board of Directors

Telefónica del Perú S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Telefónica del Perú S.A.A. and Subsidiaries, which comprise the consolidated balance sheets as of 31 December 2006 and 2005, and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Perú. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Peru. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by

Translation of a report and financial statements originally issued in Spanish –

See Note 32 to the consolidated financial statements

Report of Independent Auditors (continue)

management, as well as evaluating the overall of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Telefónica del Perú S.A.A. and Subsidiaries as of 31 December 2006 and 2005, and their consolidated performance and their consolidated cash flows for the years then ended; in accordance with accounting principles generally accepted in Perú.

Lima, Perú,

February 5, 2007

Countersigned by:

/s/ Marco Antonio Zaldívar
Marco Antonio Zaldívar
C.P.C. Matrícula N°12477

Translation of a report and financial statements originally issued in Spanish – See Note 32

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2006 and 2005

	Note	2006	2005
		S/(000)	S/(000)
Assets
Current assets
Cash and banks	5	131,080	636,019
Financial investments	6	—	38,327
Trade accounts receivable, net	7	660,577	698,615
Accounts receivable from related companies	19(b)	29,771	75,140
Loan to related company	19(c)	351,340	—
Other accounts receivable, net	8	19,040	34,872
Inventories, net		48,358	39,583
Prepaid taxes and expenses	9	86,497	45,068

Total current assets		1,326,663	1,567,624

Non-current assets
Investments, net	10	10,855	10,703
Property, plant and equipment, net	11	4,624,435	5,289,166
Intangible and goodwill, net	12	2,202,733	2,355,457
Prepaid taxes and expenses	9	38,817	10,487

Total non-current assets		6,876,840	7,665,813

Total assets		8,203,503	9,233,437

Liabilities and shareholders’ equity
Current liabilities
Overdrafts		11,207	5,531
Bank loans	13	194,013	241,775
Trade accounts payable	14	581,090	519,726
Accounts payable to related companies	19(b)	59,643	5,990
Other accounts payable	15	739,926	1,086,549
Commercial papers	16	—	126,900
Current portion of bonds	17	225,073	392,628
Current portion of long term debt	18	379,486	44,983

Total current liabilities		2,190,438	2,424,082

Non-current liabilities
Bonds	17	1,372,467	1,193,707
Long term debt	18	403,568	637,075
Guarantee deposit and others		65,724	83,768
Deferred income tax and workers’ profit sharing	20(a)	1,110,327	1,417,186

Total non-current liabilities		2,952,086	3,331,736

Total liabilities		5,142,524	5,755,818

Shareholders’ equity	21
Capital stock		2,727,843	3,339,664
Capital surplus		4,964	3,815
Treasury stock		—	(21,896)
Legal reserve		58,603	33,275
Other reserves		242,518	(6,026)
Accumulated results		27,051	128,787

Total shareholders’ equity		3,080,979	3,477,619

Total liabilities and shareholders’ equity		8,203,503	9,233,437

The accompanying notes are an integral part of these consolidated balance sheet.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated income statements

For the years ended December 31, 2006 and 2005

	Note	2006	2005
		S/(000)	S/(000)
Operating revenues
Local telephone services		1 ,655,056	1,646,729
Public and rural telephone services		751,183	813,227
Internet		549,354	392,927
Long distance services		514,626	509,399
Pay television		355,874	302,261
Data and information technology		307,915	87,884
Others		364,603	440,505

		4,498,611	4,192,932
Operating expenses
General and administrative	22	(1,771,165)	(1,681,384)
Personnel	23	(455,030)	(392,947)
Depreciation	11	(1,107,632)	(1,063,857)
Amortization	12(a) y (c)	(235,279)	(241 ,884)
Technology transfer and management fee	24	(51 ,953)	(45,336)
Inventories		(124,393)	(96,065)
Back office and shared services center		(77,762)	(84,413)
Capitalization of personnel costs from telephone plant construction		21,554	27,286

Operating income		696,951	614,332

Other (expenses) revenues
Financial revenues	25	134,783	113,359
Financial expenses	25	(329,693)	(223,833)
Other expenses, net	26	(74,641)	(125,288)

Income before workers’ profit sharing and income tax		427,400	378,570
Workers’ profit sharing	20(b)	(65,559)	(52,751)
Income tax	20(b)	(183,834)	(149,515)

Net income		178,007	176,304

Basic and diluted earnings per share	27	0.104411	0.103434

Weighted average number of shares outstanding, adjusted by stock splits (stated in thousands of units)	27	1 ,704,864	1,704,508

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and financial statements originally issued in Spanish – See Note 32

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

For the years ended December 31, 2006 and 2005

	Number of shares, note 21	Capital stock	Capital surplus	Treasury stock	Legal reserves	Other reserves	Accumulated results	Total
	(in thousands)	S/(000)	S/(000)	S/(000)	5/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2005	1,721,964	3,770,155	3,815	(21,896)	372,365	—	(42,214)	4,082,225
Legal reserve constitution, note 21(d)	—	—	—	—	5,303	—	(5,303)	—
Legal reserve capitalization, note 21(a)	—	344,393	—	—	(344,393)	—	—	—
Capital stock reduction, note 21(a)	—	(774,884)	—	—	—	—	—	(774,884)
Others, note 21(e)	—	—	—	—	—	(6,026)	—	(6,026)
Net income	—	—	—	—	—	—	176,304	176,304

Balance as of December 31, 2005	1,721,964	3,339,664	3,815	(21,896)	33,275	(6,026)	128,787	3,477,619

Legal reserve constitution, note 21(d)	—	—	—	—	25,328	—	(25,328)	—
Treasury stock redemption, note 21(c)	(17,456)	(17,456)	—	21,896	—	—	(4,440)	—
Capital stock reduction, note 21(a)	—	(594,758)	—	—	—	—	—	(594,758)
Merger effect, net, note 21(a) and (b)	393	393	1,149	—	—	—	(568)	974
Transfer to other reserves, note 21(e)	—	—	—	—	—	248,544	(249,407)	(863)
Net Income	—	—	—		—	—	178,007	178,007

Balance as of December 31, 2006	1,704,901	2,727,843	4,964	—	58,603	242,518	27,051	3,060,979

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Telefónica del Perú S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2006 and 2005

	2006	2005
	S/(000)	S/(000)

Operating activities
Collections from clients and others	5,136,821	4,792,164
Other collections related to the activity	27,285	56,068
Less:
Payments to suppliers of goods and services	(2,004,535)	(1,789,889)
Payments of salaries and social benefits	(567,250)	(543,147)
Tax payments	(1,347,452)	(1,147,518)
Interest payments	(145,461)	(107,078)
Other cash payments related to the activity	(22,807)	(111,102)

Cash flow provided by operating activities	1,076,601	1,149,498

Investment activities
Sale of property, plant and equipment	10,007	1,162
Purchase of property, plant and equipment	(568,690)	(528,153)
Loan to related company	(351,340)	—
Sale of investments and other assets	21,325	94,597
Purchase of investments and other assets	(58,567)	(254,329)
Dividends received	3,175	—
Other cash collections related to the activity	2,272	9,039

Cash used in investing activities	(941,818)	(677,684)

Financing activities
Increase of bank overdrafts	11,207	5,531
Increase of bank loans	999,896	303,405
Issuance of long-term debts	70,565	1,582,742
Dividends in advance and payment of dividends	(231)	(3,773)
Payment of bonds	(426,587)	(782,088)
Payment of bank loans	(701,808)	(227,500)
Payment of bank overdrafts	(5,531)	(7,199)
Other payments related to the activity, net	(587,233)	(770,330)

Cash provided by (used in) financing activities	(639,722)	100,788

Increase (decrease) in cash and banks, net	(504,939)	572,602
Balance of cash and cash equivalents at the beginning of the year	636,019	63,417

Balance of cash at the end of the year	131,080	636,019

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Consolidated statements of cash flows (continue)

	2006	2005
	S/(000)	S/(000)

Reconciliation of net income with cash provided by operating activities
Net income	178,007	176,304
Add (less) – non cash flow captions
Depreciation and amortization	1,342,911	1,305,741
Deferred income tax and workers’ profit sharing	(307,262)	(396,033)
Provision for doubtful accounts	39,259	46,166
Sundry provisions	105,378	91,043
Provision for impairment of property, plant and equipment	(7,126)	3,893
Income in sale of property, plant and equipment	(1,880)	(78)
Loss in sale of permanent investments	(18,938)	608
Share in results of related companies, net of cash dividends received	(5,978)	(3,606)
Others, net	9,806	7,774
Net changes in current assets and liabilities accounts:
Decrease (increase) in trade account receivable, related companies and other accounts receivable	49,558	(99,231)
Decrease (increase) in inventories	(8,775)	549
Increase in taxes and prepaid expenses	(62,073)	(10,463)
Increase in trade accounts payable	50,935	8,048
Increase (decrease) in accounts payable to related companies and other accounts payable	(287,221)	18,783

Cash flow provided by operating activities	1,076,601	1,149,498

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Telefonica del Peru S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31,2006 and 2005

1.	Economic activity

Telefónica del Perú S.A.A., (hereinafter “the Company”) is a telecommunications corporation, subsidiary of Telefónica, S.A. (a company incorporated in Spain), engaged in providing fixed local telephone services, public telephone services, data transmission, and information technology both domestic and international long-distance telephone services and internet throughout Perú. The Company is the major telecommunications operator of Perú and its activities are supervised by OSIPTEL, the Supervisory Board for Private Telecommunications Investments, and by the Transport and Communications Ministry – MTC. The registered address of the Company is Av. Arequipa 1155, Lima, Perú.

The consolidated financial statements for the year ended December 31,2005 were approved by the General Shareholders’ Meeting held on March 24,2006. The consolidated financial statements for the year ended 2006 have been approved by the Company’s Management on February 5, 2007 and will be submitted for approval to the General Shareholders’ Meeting to be held within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved without changes.

All the Company’s subsidiaries are located in Peru. As of December 31, 2006 and 2005 the Company’s subsidiaries are:

Telefónica Servicios Integrados S.A.C. (includes Zeleris Perú S.A.C.)

Telefónica Multimedia S.A.C.

Transporte Urgente de Mensajeria S.A.C. (*)

Telefónica Servicios Comerciales S.AC.

Telefónica Servicios Digitales S.A.C.

Servicios Editoriales del Perú S.A.C.

Telefónica Soluciones Globales Holding S.A.C. (includes Media Networks S.A.C.)

Media Networks Perú S.A.C.

Telefónica Servicios Técnicos S.A.C.

Servicios Globales de Telecomunicaciones S.A.C.

Telefónica Empresas Perú S.A.A. (**)

(*)	Until September 29, 2006, day in which was sold to third parties.
(**)	Until April 30,2006, day in which merged with Telefónica del Perú S.A.A.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Notes to the consolidated financial statements (continue)

As of December 31, 2006 and 2005 the activity of the Company’s main subsidiaries, as well as their main financial data are as follows:

Subsidiary	Business activity	Percentage of ownership		Total assets		Total liabilities		Total shareholders’ equity		Net (loss) Income
		2006	2005	2006	2006	2006	2005	2006	2005	2006	2005
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	5/(000)
Telefónica Servicios Integrados S.A.C.	Advanced information and telecommunication system services.	99.99	99.99	1,160	4,029	161	3,143	999	886	113	594
Telefónica Multimedia S.A.C. (*)	Cable television and satellite system services.	99.99	99.99	315,904	424,844	143,792	140,611	172,112	284,233	1,763	6,060
Transporte Urgente de Mensajeria S.A.C. (**)	Courier services.	—	99.99	—	15,094	—	11,305	—	3,789	—	(741)
Telefónica Servicios Comerciales S.A.C.	Administrative services relating to Telecommunication.	99.99	99.99	45,671	22,117	20,383	12,518	25,288	9,599	15,683	5,629
Telefónica Servicios Digitales S.A.C. (****)	Services of converting and processing documentary images, as well as electronic consulting of converted and stored images.	99.99	51.00	4,248	4,061	7,056	8,089	(2,808)	(4,028)	1,220	(796)
Servicios Editoriales del Perú S.A.C.	Production, distribution and sale of various printed publications.	99.99	99.99	9,827	10,120	2,927	4,200	6,900	5,920	980	943
Media Networks Perú S.A.C. (*)	Production, distribution and sale of television programs.	99.99	99.99	66,630	27,079	33,113	14,717	33,517	12,362	2,987	(1,594)
Telefónica Empresas Perú S.A.A. (***)	Advisory, consulting, development and exploitation services on information and telecommunication systems.	—	98.43	—	221,226	—	92,791	—	128,435	—	15,366

(*)	The Telefónica Multimedia’s General Shareholders’ Meeting, held on December 22, 2005, approved the spin-off of an equity block comprised by the assets and liabilities related to the production and trading of advertisement contents, to be transferred, without extinguish them, to Media Networks Perú S.A.C. The total assets and liabilities transferred amounted to S/40,372,000 and S/22,203,000, respectively. The transaction became effective as of January 1, 2006.
(**)	As of September 20, 2006, the Company’s Board of Directors approved the sale of Transporte Urgente de Mensajeria S.A.C. (TUMSAC) to Urbano Express S.A. for S/21,325,000. This sale became effective on September 29, 2006.
(***)	On October 2005, the Company acquired 98.43 percent of the capital stock of Telefónica Empresas Perú S.A.A. valued in S/243,650,000, which belonged to Telefónica Datacorp S.A., company domiciled in Spain. At the acquisition date, the shareholders’ equity of Telefónica Empresas Perú S.A.A. amounted to S/119,981,000; thus generating a Goodwill amounting to S/123,669,000. See Note 12(c).

On March 27, 2006, the Company’s Board of Directors approved the merger project with Telefónica Empresas Perú S.A.A., which was reaffirmed by the Company’s General Shareholders’ Meeting held on April 24, 2006. The merger became effective on May 1st. 2006 and Telefónica Empresas Perú S.A.A. dissolved without closing. This merger has no effect in the consolidated financial statements.

(****)	As of January 13, 2006, Telefónica del Perú S.A.A. acquired shares of Telefónica Servicios Digitales S.A.C. reaching an ownership of 99.99 percent.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Notes to the consolidated financial statements (continue)

2.	Merger between Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C.

The General Shareholders’ Meeting held on November 16, 2006, approved the merger project between Telefónica del Perú S.A.A. and Telefónica Holding S.A.C. (hereinafter “TPH”). The merger became effective on December 30, 2006, date in which the correspondent public statement was issued. TPH was a holding, subsidiary of Telefónica Internacional, S.A., through which the Telefónica Group held 48.006 percent of participation of Telefónica del Perú S.A.A., represented by class A-1 stocks (669,762,378 shares) and 148,693,350 class B shares.

The merger explained in the above paragraph has been executed under common control companies, and has not represented an effective change in control of the subsidiaries grouped under the Telefónica Group; therefore, in accordance with accounting principles generally accepted in Perú, such merger has been recorded following the “pooling of interests” accounting method and the accompanying financial statements have been prepared assuming that TPH was merged with the Company in each of the years presented. For accounting purposes, it is considered that the merger took place on January 1, 2005, and the book value of the assets, liabilities and equity have been added as of that date.

As a result of the merger, the class A-1 shares are eliminated, and when the registration of the operation is completed, such shares will be excluded from the Lima Stock Exchange Securities Registry and the Securities Market Public Registry from the National Commission of Companies and Securities, CONASEV, see Note 21.

As of December 29, 2006 and December 31, 2005, the net balances belonging to TPH, incorporated to the financial statements of the Company are the following:

	12.29.2006	12.31.2005
	S/(000)	S/(000)
Balance sheets:
Current assets	244	4.640
Administrative concesion, net	1,877,256	2,026,566
Total assets	1,877,500	2,031,206
Total liabilities	695,786	756,631
Total shareholders’ equity	1,181,714	1,274,575

Income statements:
Amortization of the administrative concession	149,309	150,116
Net loss	(92,861)	(80,264)

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Notes to the consolidated financial statements (continue)

3.	Concession contracts and rates

(a)	Concession contracts -

The Company subscribed with the Peruvian State, represented by the Ministry of Transportation and Communications (MTC), concession contracts to provide (i) carrier and fixed local telephone services in Lima department and Callao Province and (ii) carrier, fixed local telephone services and long-distance telephone services in the Republic of Peru. These contracts have the nature of law and were previously approved by Supreme Decree N°11-94-TCC, dated May 13, 1994; and subsequently amended by Supreme Decree N°21-98-MTC dated August 4, 1998 and Ministerial Resolutions N° 272-99-MTC/15.03 and N°157-2001-MTC/15.03.

The concession contracts, considering the amendments above mentioned, contain, among others, the following provisions:

-	The services provided include fixed local telephone services, public telephone services, local carrier, both domestic and international long-distance services, telex and telegraphy services.

-

The concession term is 20 years, which may be renewed gradually at the Company’s request for periods of up to five (5) additional years to the concession term. In this case, the renewal must be agreed each five-year period counted as from the effective date, up to a maximum aggregate of 20 years.

By means of Ministerial Resolution N° 272-99-MTC/15.03 dated June 23, 1999, the Peruvian State granted the first partial renewal, extending the concession term for 5 years, until 2019.

In conformity with the concession contracts, in December 2003, the Company applied to the MTC for the second partial renewal of the term for an additional period of five (5) years. In June 2004, after receiving the evaluation report prepared by OSIPTEL and the comments of the interested parties, the MTC announced its preliminary decision to deny the request mentioned above. The Company presented its objections to the content of the report in a proper and timely manner. As of the date of this report, the MTC has not yet announced its final decision.

-	Fixed local telephone services, and domestic and international long-distance carrier telephone services are under a tariff cap.

-

The obligation to enter, with the approval of the Supervisory Board for Private Telecommunications Investments, OSIPTEL, into interconnection agreements with other companies engaged in providing carrier and final services, as well as with those providing carrier telecommunications services.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

-

The Company is obliged to fulfill, among others, quality and expansion goals related to fixed local telephone services and domestic and international long-distance services. As of the date of this report, the Peruvian State has acknowledged that all the goals assigned to the Company had been satisfactorily fulfilled.

(b)	Rates -

The rates of fixed local telephone and long-distance services are adjusted quarterly according to service baskets, and are calculated with the price caps formula established based on a mix of inflation and a productivity factor. According to the concession contracts, the value of the productivity factor must be reviewed every three years. The first productivity factor, in force from September 2001 to August 2004 was fixed by OSIPTEL in -6% per year. Starting as of September, 2001 the Company made twelve quarterly rates adjustments until August, 2004.

In the first half of 2004, OSIPTEL reviewed the value of the productivity factor. As a result of this process, the regulating entity fixed this factor in -10.07% per year for installation charge, fixed monthly rate and fixed local telephone service; and -7.80% per year for domestic and international long-distance services for the period between September 2004 and August 2007.

In compliance with the concession agreement, the Company has applied between September 2004 and December 2006, 10 quarterly rate adjustments according to the new productivity factor. Such reductions were in favor of the users, mainly in the elimination of the charge for the local traffic excess, the reduction of the monthly fixed charge and the reduction of local rates in some plans; likewise, the increase in the minutes included in the monthly fixed charge in economical lines. Currently, the productivity factor that will be applied from 2007 - 2010 is being reviewed.

On the other hand, as a result of the negotiation held on December 2006 with the Peruvian Government, the Company has reduced, with significant effect starting from 2007, the monthly fixed charge in several plans, and has committed itself to expand the communications services. The rates reductions will be considered during the application of the quarterly adjustments pending from the period 2004 - 2007 and the correspondent to the period 2007 - 2010.

In 2006, OSIPTEL reviewed the costs related to the quarterly application of the Quarterly Rates Imputation Tests to the national long-distance service of Telefónica del Perú S.A.A., with the purpose of preventing non-competitive strategies, because the Company is an important supplier and is vertically integrated. In August 2006, OSIPTEL approved modifications to the rulings, replacing the current procedure and extending its scope to other public telecommunications services.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

Likewise, in August 2006, OSIPTEL modified the unified text of the interconnection rules, including a infraction and sanctions regime, making specific amendments to the local commutated transportation service, improvements for better economic conditions as well as modifying the period related to the different steps of the process. The Company has taken the respective actions to anticipate the compliance of these amendments.

4.	Accounting principles

The significant accounting principles used by Telefónica del Perú S.A.A and its Subsidiaries are as follows:

(a)	Basis of preparation and accounting changes -

The accompanying consolidated financial statements were prepared based on the accounting records of Telefónica del Perú S.A.A and its Subsidiaries, which are carried at the nominal values of the transaction’s date in accordance with accounting principles generally accepted in Perú, which comprise the International Financial Reporting Standards (IFRS), authorized by the local National Accounting Standards Board (CNC) as of the date of the consolidated financial statements.

In April 2002, the International Accounting Standards Board (IASB) established that the International Financial Reporting Standards (IFRS) includes the standards and interpretations approved by the IASB, the International Accounting Standards (IAS) and the papers of the Interpretation Committees, issued by former entities.

Until December 31,2005, the IAS approved by the CNC for their application in Perú, mainly corresponded to former versions of those applied internationally. Since January 1,2006, with the exceptions made in the next paragraph, all the IFRS (and IAS) internationally in force applicable to the Company, are approved for their application in Perú, according to the CNC Resolution N°034-2005-EF/93.01 issued in March 2005. The adoption of the new IFRS during 2006 had no significant effect in the Company’s and its Subsidiaries consolidated financial statements.

On February 3, 2006, the CNC by means of Resolution N°038-2005-EF/93.01 decided to suspend until December 31,2006, the application of the 2003 version of the IAS 21 “The Effect of Changes in Foreign Exchange Rates”, and restitute for the same period the 1993 version, as well as the SIC’s 19 and 30; except for the Alternative Method stated in paragraphs 20,21 and 22 of the quoted 2003 version. Likewise, the CNC decided to keep the application in Peru of the Equity Method in the preparation of the individual financial statements, for the valuation of investment in subsidiaries, common control entities, in addition to the methods established in IAS 27 and 28 (2003 versions).

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

In the preparation and presentation of the accompanying consolidated financial statements as of December 31, 2006 and 2005, the Management of the Company and its Subsidiaries has complied with the IFRS in force in Perú applicable to the Company.

(b)	Use of estimates and assumptions -

The preparation of the consolidated financial statements requires Management to make estimates that could affect the amount of assets and liabilities, of revenues and expenses reported and the disclosure of material events in the notes to the consolidated financial statements. Estimates and judgments are periodically assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. The most significant estimates included in the accompanying consolidated financial statements are related to the provision for doubtful accounts, property, plant and equipment depreciation, intangible amortization, provision for impairment of fixed assets and intangibles, assets and liabilities for deferred income tax and workers’ profit sharing, as well as the provision for other accounts payable.

(c)	Consolidation principles -

Subsidiaries are all the entities in which the Company has the power to manage the financial and operating policies. The subsidiaries are entities in which the Company has control, and are listed in Note 1.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company and no longer are consolidated from the date that control ceases. The consolidated financial statements include assets, liabilities, revenues and expenses of the Company and its Subsidiaries. All transactions between these companies, balances and unrealized profits or losses have been eliminated in the accompanying consolidated financial statements. When it was necessary, the accounting policies of the Subsidiaries have been modified in order to uniform them with those used by the Company. The minority interest resulting from the consolidation process is not material for the consolidated financial statements.

(d)	Foreign currency transactions -

The Company and its Subsidiaries record their foreign currency transactions using the exchange rate of the date of the transaction. Differences between the exchange rate in which the transaction is settled or recorded in the balance sheet date and the exchange rate initially used to record the transaction are recognized in the consolidated income statement in the caption financial revenues and expenses in the period in which they arise.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

(e)	Financial instruments -

Financial assets and liabilities presented in the consolidated balance sheet include cash and banks, financial investments, trade accounts receivable, accounts receivable from related companies, other accounts receivable, and all liabilities except for deferred income tax and workers’ profit sharing. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies described in this note.

Financial instruments are classified as liabilities or equity depending on the nature of the underlying contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity.

Financial instruments are offset when the Company and its Subsidiaries have a legally enforceable right to offset them and Management intends to settle them either on a net basis or to realize the asset and settle the liability simultaneously.

(f)	Derivatives -

The derivative financial instruments are initially recognized in the consolidated balance sheet at cost and after initial recognition are recorded at its estimated market value. This value is determined based on the exchange and interest market rate. All the derivatives instruments are recorded as assets when the estimated market value is positive and as liability when the estimated market value is negative. The profits or losses for changes in its estimated market value are recorded in the consolidated income statement, except for the derivatives designated as cash flow hedges, where the change of value is recorded initially in the shareholders’ equity, affecting later the results caption in relation of how this caption is influenced by the hedged underlying.

(g)	Financial investments -

Until December 2005, corresponded to cash and debt instruments of the United States of America Treasury that granted the securization explained in Note 18(b). These investments were recorded at its cost value. The interest received from the marketable security and cash is recorded as financial revenue.

(h)	Trade accounts receivable -

Trade accounts receivable are recorded by the amount of the revenue recognized in accordance with the policy described in paragraph (p) below.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

The Company estimates its provision for doubtful accounts for its financial assets that are individually not significant in a collective manner, assessing whether there is any objective evidence that the value of accounts receivable may be impaired. The Company has determined, under historical experience, that the accounts receivables overdue in over four months as from the invoicing date are subject of provision. Likewise, for those assets that are individually significant, the Company makes specific evaluations to determine if there is any objective evidence that the value of accounts receivables may be impaired.

The allowance is recorded in the general and administrative expenses caption of the consolidated statement of income. In Management’s opinion, these procedures permit to reasonable estimate the allowance for doubtful accounts, considering the client’s characteristics in Perú and the criteria established in IAS 39.

(i)	Inventories -

Inventories are stated at the lower of cost or net realizable value and are presented net of allowance for obsolescence.

Cost is determined by using the average-cost method, except for inventories in transit that are recorded at their specific purchase cost.

The allowance for impairment is determined considering an analysis of the turnover of inventories which is made continuously.

0)	Non-current financial investments -

The participation in related companies that do not consolidate is recorded at the cost, less the provision for value losses that are estimated to be permanent.

(k)	Property, plant and equipment -

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss, see paragraph (r). Certain assets originally belonging to ENTEL Perú S.A. were revaluated according to appraisal values determined by independent appraisers as of December 31, 1992. The higher value arising from this revaluation was credited to shareholders’ equity.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Years
Buildings and other constructions	33
Telephone plant	5 to 20
Equipment	4, 5 and 10
Vehicles	5
Furniture and fixtures	10

The useful life and the depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Subsequent disbursements incurred after fixed assets have already been placed in use are capitalized as additional cost of the assets, only when it is likely that such disbursements will contribute to the generation of future economic benefit beyond the originally estimated standard performance of the assets. Maintenance and minor renewals are charged to expenses as incurred.

Payroll of employees that are directly related to the construction of the telephone plant are capitalized as part of the cost of the related assets, by recording a lower expense in the income statement, on the caption “Capitalization of personnel costs from telephone plant construction”. The construction in progress, mainly correspond to the telephone plant and data transmission assets and is recorded at cost, which includes the construction cost, plant and equipment and other direct costs; as well as the spare parts for specific assets. The construction in progress does not depreciate until the respective assets are finished and ready for their utilization.

(l)	Finance leases -

Finance leases are recognized, at the beginning of the contract, recording the correspondent assets and liabilities at amounts equal to the fair value of the leased property or, if lower, at the present value of the lease payments. Initial direct costs incurred are included as part of the asset.

Lease payments are distributed between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the tease term periods.

Finance tease give rise to depreciation expenses for the leased assets as well as interest expense for the correspondent liability. The depreciation policy for leased assets is consistent with that for other depreciable assets of the Company and its Subsidiaries.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

(m)	Intangibles and Administrative Concession -

Intangible assets are measured initially at cost An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and its Subsidiaries and the cost of the asset can be reliably measured. After initial recognition, intangible assets are measured at cost less accumulated amortization, and any accumulated loss for impairment, see paragraph (r). Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is mainly 5 years. The amortization period and the amortization method are reviewed by the end of each year.

The administrative concession was determined between the difference of the acquisition cost of the Telefónica del Perú S.AA.’s shares and the fair value of the respective net assets acquired by the Telefónica Group in 1994, and it is presented at cost less its accumulated amortization. This asset was originally registered by Telefónica Perú Holding S.A.C. and has been incorporated to the Company through the merger that took place on December 30,2006 (see note 2). The concession is amortized under the straight line method in a period similar to concession given to Telefónica del Perú S.A.A. for the services (see note 3).

(n)	Goodwill -

Corresponds to the excess of the acquisition of the subsidiaries Telefónica Multimedia S.A.C. and Telefónica Empresas Perú S.A.A. over the shares of Telefónica del Perú S.A.A. in the fair value of the acquired net assets. Until December 31,2005, Goodwill was amortized on a straight-line basis over a 10 and 5 year period, respectively. As of January 1, 2006, the Goodwill is stated at cost less the accumulated impairment loss, which is determined based on an impairment test, performed annually to determine if the book values are fully recoverable.

(o)	Provisions -

A provision is recognized only when the Company and its Subsidiaries have a present obligation as a result of a past event and, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and this amount can be reasonable estimated. Provisions are reviewed at each period and are adjusted to reflect the best estimate as of the consolidated balance sheet date. When the effect of the time on the value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

Possible contingencies are not recognized in the consolidated financial statements. They are disclosed in notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

(p)	Revenues, costs and expenses recognition -

Revenues for telephone services are recognized in the period in which the services are provided, as measured mainly by the minutes of traffic processed.

Fixed telephone and domestic and international long-distance services are recorded over a cyclical billing system. Services not billed from the closing day of the billing to the last day of the month, are included in the next cyclical billing and the corresponding income estimate is recorded.

The income from data an information technology services are recorded, depending on the type of service rendered, in the period the service is rendered or based in the cyclical billing system.

Subscribed television income corresponds to the monthly charge, and is recognized at the end of each month the service has been provided.

Other incomes, costs and expenses are recognized as accrued regardless of their realization, and are recorded in their corresponding periods.

(q)	Income tax and workers’ profit sharing -

Income tax and workers’ profit sharing are computed based on individual financial statements of the Company and each one of its Subsidiaries. The accounting for income tax and workers’ profit has been made in accordance with the principles of IAS 12. Income tax and workers’ profit rates applicable to the Company and its Subsidiaries are 30 and 10 percent, respectively.

Deferred income tax and workers’ profit sharing reflect the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be settled. The measurement of deferred assets and liabilities reflects the tax consequences that arise from the manner in which the Company and its Subsidiaries expects, at the consolidated balance sheets dates, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred assets are recognized when it is probably that sufficient taxable income will be generated against which the deferred assets can be offset. As of the consolidated balance sheet date, the Company evaluates unrecognized deferred assets and the carrying amount of recognized deferred assets.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

According to accounting standards, the deferred income tax and workers’ profit sharing are computed considering the tax rate applicable and the participation percentage; any additional tax on distribution of dividends is recorded on the date such distribution is approved.

(r)	Impairment of assets -

The net book value of property, plant and equipment, intangibles and goodwill is reviewed for impairment whenever events or economic changes indicate that the carrying amount of such assets may not be recoverable. When the book value of the asset exceeds its recoverable value, an impairment loss is recognized in the consolidated income statement.

The recoverable value is defined as the higher amount of an assets net selling price or its value in use. The net selling price is the amount obtainable from the sale of an asset in free market transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a after-tax discount rate that reflects current market assessments of the time value of money and the specific risks of the asset. The recoverable amount is determined for individual assets or, if not possible, for the cash generating unit.

(s)	Cash and cash equivalents -

Cash equivalents are short-term highly liquid investments that are easily converted to known amounts of cash and have original maturities of less than three months, and correspond to the balances of cash and banks.

(t)	Earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average of common shares outstanding at the date of the consolidated balance sheets. Capital shares that may be issued or cancelled due to the capital restatement of the capital share and the adjustment for inflation of the years 2003 and 2004 consolidated financial statements are considered a division of capital shares and, therefore, for the determination of the weighted average number of shares, it has been considered as if they always were outstanding. The Company and its Subsidiaries have no financial instruments with potentially dilutive effects, and therefore, basic and diluted earning per share are the same.

(u)	Business segments -

For Management purposes, the Company and its Subsidiaries are organized into five operating units (fixed local telephone services, long-distance services, subscribed television, equipment supply and other services). The divisions are the basis upon which the Company reports their primary segment information. Financial information on business segments is presented in Note 29.

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Notes to the consolidated financial statements (continue)

(v)	Financial statements as of December 31,2005 -

Certain figures corresponding to the consolidated financial statements for the year 2005 have been modified by the application of the pooling of interest method (Note 2). Likewise, some reclassifications have been made to make the figures comparable to 2006 balances; however, these are not significant to the financial statements taken as a whole.

(w)	New accounting pronouncement -

IFRS 7 - Financial Instruments - Revelations - The objective of this standard is to provide the disclosures in the notes of the financial statements that will allow the users evaluate the impact of the financial instrument in the financial position and the company’s development to understand the nature and extension of the risks the company is attempting by maintaining financial instruments and how the company’s management handle these risks. This Standard is internationally in force for the annual periods that begins after January 1,2007 and replaces the disclosures required by IAS 32 about financial instruments. Its implementation has not been approved in Perú.

5.	Cash and banks

(a)	This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Cash	618	741
Current and saving accounts (b)	85,176	151,259
Fixed deposits (c)	45,286	484,019

	131,080	636,019

(b)	Current and saving accounts are maintained in local and foreign banks and are denominated in local currency and U.S. dollars. The savings accounts bear interest at market rates.

(c)	Fixed deposits have original maturities of less than 90 days and may be renewed upon their maturity. As of December 31, 2006, mainly correspond to deposits kept in BBVA Banco Continental for S/40,340,000 and US$1,000,000 (S/327,504,000 and US$40,300,000 as of December 31, 2005).

(d)	There are no restrictions on the balances of cash and banks as of December 31, 2006 and 2005.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

6.	Financial investments

As of December 31,2005, corresponded to the trust fund kept by the Company in the “Bank of New York” in guarantee of the securitization explained in note 18(b) that was repaid in December, 2006. The funds of the trust fund were provided by the collection and guarantee accounts of the securitization mentioned before.

The funds were used in the acquisition of short-term investments in U.S. Treasury Papers, or could be invested in cash deposits. As of December 31,2005, such funds were approximately US$11,182,000 (equivalent to approximately S/38,327,000).

7.	Trade accounts receivable, net

(a)	This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Fixed local and public telephone services	1,267,424	1,258,139
Subscribed television	154,560	179,961
Data and technology information	152,466	152,361
Interconnection	95,913	93,881
Foreign telecommunications carriers	10,769	31,896
Other	123,179	102,985

	1,804,311	1,819,223
Less - Allowance for doubtful accounts (d)	(1,143,734)	(1,120,608)

	660,577	698,615

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Notes to the consolidated financial statements (continue)

(b)	As of December 31,2006 and 2005, the account receivable aging report consists of the following:

	2006	2005
	S/(000)	S/(000)

Outstanding	440,710	442,068
Overdue
- Until 1 month	91,966	98,311
- From 1 to 3 months	95,602	96,868
- From 3 to 6 months	64,954	69,690
- From 6 to 12 months	67,074	64,896
- Over 12 months	1,044,005	1,047,390

Total	1,804,311	1,819,223

(c)	Trade accounts receivable net have current maturities and do not earn interest. Local and public fixed telephone services are billed in Nuevos Sotes. Subscribed television, data and information technology, interconnection, and foreign telecommunications carrier accounts receivable are billed in U.S. dollars. Other accounts receivable are mainly billed in U.S. dollars.

As of December 31, 2006, the Company has approximately 2,503,000 of fixed local and public telephone lines in service (2,353,000 as of December 31,2005). Likewise, as of December 31, 2006 and 2005, the Company and its Subsidiaries, have approximately 468,000 and 340,000 broad band clients (Speedy and Cablenet respectively) and 557,000 and 462,000 subscribed television clients, respectively.

(d)	The activity of the allowance for doubtful accounts for the years ended December 31,2006 and 2005 is as follows:

	2006	2005
	S/(000)	S/(000)

Beginning balance	1,120,608	1,045,298
Allowance of the year, Note 22	26,888	38,899
Exchange difference	(3,762)	7,877
Incorporation of Telefónica Empresas Perú S.A.A., Note 1	—	28,534

Ending balance	1,143,734	1,120,608

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

In Management’s opinion, the allowance for doubtful accounts is sufficient to cover the credit risk of such accounts as of the date of the consolidated balance sheets.

8.	Other accounts receivable, net

(a)	This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Accounts receivable due to coercive executions (b)	173,620	172,779
Claims to third parties	18,806	17,284
Loans to employees, note 19(d)	5,492	6,618
Accounts receivables from third parties	4,128	4,755
Advanced granted to suppliers	3,061	1,741
Other	5,806	12,447

	210,913	215,624
Less
Allowance for doubtful accounts	(191,873)	(180,752)

Total	19,040	34,872

(b)	Correspond mainly to seizures without judicial sentences executed by various municipalities in Lima and provinces, claiming, in most of the cases, the payment of licenses and fines for installation of external plant without municipal authorization. Coercive collection processes have been initiated in most of such administrative procedures, prior to the existence of a definitive judicial sentence. The internal legal advisors of the Company consider these cases have been initiated illegally, overcoming the Company’s defense right, or that they lack of the necessary legal grounds. In that sense, some of the coercive collections executed were declared illegal by several judicial instances. Management continues the relevant legal actions and, in virtue of said pronouncements, estimates that the seizures will be declared illegal; then all the necessary actions will be initiated to recover the funds that have been seized. Likewise, the Management is also assessing the seizures recoverability.

(c)	Other accounts receivable are denominated in local and foreign currency, and do not earn interest and have current maturities.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

9.	Prepaid taxes and expenses

(a)	This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Prepaid taxes and tax credits	31,972	20,954
Payment for directories printing	18,927	—
Prepaid advertisement	13,727	—
Broadcasting rights for sports events (b)	8,717	5,713
Cash to be rendered	4,256	2,876
Prepaid insurance	1,638	1,638
Other	7,260	13,887

Current prepaid expenses	86,497	45,068

Non current prepaid expenses (c)	38,817	10,487

Total	125,314	55,555

(b)	Correspond to rights of Media Networks Peru S.A.C. to broadcast soccer games played by Peruvian professional clubs, these rights were transferred by Telefónica Multimedia S.A.C. as a result of the spin-off explained in Note 1. These rights will be in force until 2009 and the payment amount is accrued on a straight-line basis over the term of the rights.

(c)	Since 2006 includes the rights of the international submarine transmission, denominated IRU’s (Indefeasible Right of Use) paid in advanced, see Note 12(a). Likewise, includes the transfer cost of the business lease of the long-distance transmission circuit from Telefónica Móviles S.A. to Telefónica del Perú S.AA. Since July 1, 2005, the Company has been managing and receiving the benefits of such business.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

10.	Investments, net

(a)	This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Teleatento del Perú S.A.C. (b)	9,398	9,150
Other investments	8,144	8,240

	17,542	17,390

Less - Allowance for impairment in other investments	(6,687)	(6,687)

Total	10,855	10,703

(b)	As of December 31, 2006 and 2005, Telefónica del Perú S.A.A. owns 30 percent of the net equity of Teleatento del Perú S.A.C.

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Notes to the consolidated financial statements (continue)

11.	Property, plant and equipment, net

(a)	The activity and composition of these items follow:

	Land	Building and other constructions	Telephone plant	Equipment	Vehicles	Furniture and fixtures	Construction in progress and units in transit	Total 2006	Total 2005
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Balance as of January 1	146,922	889,494	13,747,758	758,870	129,137	71,853	251,405	15,995,439	15,417,429
Additions	—	—	61	715	—	16	560,315	561,107	569,831
Transfer to intangibles, Note 12	—	—	—	—	—	—	(109,266)	(109,266)	(60,442)
Transfer	171	3,070	366,255	9,390	40	(1)	(378,925)	—	—
Incorporated assets from subsidiaries acquired, Note 1	—	—	—	—	—	—	—	—	195,277
Retirements and sales (g)	(5,427)	(7,035)	(11,504)	(1,004)	(924)	—	—	(25,894)	(121,334)
Other	—	(25)	(327)	(1,626)	(264)	(69)	(2,153)	(4,464)	(5,322)

Balance as of December 31	141,666	885,504	14,102,243	766,345	127,989	71,799	321,376	16,416,922	15,995,439

Accumulated depreciation and allowance for impairment
Balance as of January 1	—	414,811	9,479,969	633,798	127,744	49,951	—	10,706,273	9,602,938
Additions	—	26,907	1,030,367	44,566	728	5,064	—	1,107,632	1,063,857
Incorporated accumulated depreciation from subsidiaries acquired, see Note 1	—	—	—	—	—	—	—	—	108,554
Retirements and sales (g)	—	(5,313)	(6,165)	(543)	(920)	—	—	(12,941)	(69,502)
Allowance for impairment	—	6,400	(12,285)	(1,241)	—	—	—	(7,126)	3,893
Other	—	(22)	—	(1,067)	(262)	—	—	(1,351)	(1,467)

Balance as of December 31	—	442,783	10,491,886	675,513	127,290	55,015	—	11,792,487	10,706,273

Net book value	141,666	442,721	3,610,357	90,832	699	16,784	321,376	4,624,435	5,289,166

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Notes to the consolidated financial statements (continue)

(b)	The vehicle caption includes assets purchased under financial lease contracts as of December 31, 2006 and 2005, by a total amount of approximately S/34,000 and S/292,000 respectively, net of their accumulated depreciation.

(c)	As of December 31, 2006 and 2005, the cost of the fully depreciated assets that are still in use are approximately S/6,029,710,000 and S/4,600,791,000 respectively.

(d)	The net balance of the property, plant and equipment includes the result of a voluntary revaluation made by ENTEL Perú as of December 31, 1992 based on an appraisal conducted by independent appraisers. The higher value arising from this revaluation was credited to shareholders’ equity.

As of December 31, 2006 the cost and accumulated depreciation of these assets amounted approximately to S/446,864,000 and S/344,506,000 respectively (S/448,675,000 and S/337,723,000 respectively, as of December 31, 2005).

(e)	As of December 31, 2006 and 2005, none of the assets are pledged in favor to third parties, except for the assets under finance leases mentioned in paragraph (b).

(f)	In March, 2006, the Company deactivated equipment and software which supported the commercial platform for a net amount of S/5,339,000 and S/7,075,000, respectively. Likewise, it reversed the provision for impairment of S/12,414,000 related to these assets.

In addition, in the year 2006 the Company recorded an impairment loss amounting to S/6,529,000, mainly for buildings. As of December 31, 2006, the provision for impairment amounts to S/20,604,000.

In Management’s opinion, as of December 31, 2006 and 2005, the recoverable value of the property, plant and equipment is greater than their book values; therefore, additional provisions for impairment are not necessary as of the date of the consolidated balance sheet.

(g)	During 2005, the Company deactivated part of their multi-access radial technological stations located in several rural zones of the national territory, to be replaced by satellite technological stations. The migration responds to the necessity of abandoning the 1.5 GHz band assigned to the digital broadcasting service by the Ministry of Transport and Communication. This migration was made in coordination with the Ministry of Transport and Communication. The net cost in books of the deactivated assets amounts to S/50,529,000, and is recorded in the caption other expenses, net, in the consolidated statement of income.

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Notes to the consolidated financial statements (continue)

(h)	In accordance with the policies established by Management, the Company and its Subsidiaries maintain insurance contracts on their main assets. As of December 31, 2006, the Company has insured their property, plant and equipment for up to US$400,000,000, equivalent to S/1,277,600,000 (US$200,000,000 as of December 31, 2005). In Management’s opinion, the insurance policies of the Company are consistent with the international practice of the industry and cover the risk of eventual losses considering the type of assets owned.

(i)	Constructions in progress mainly consist in the construction of the telephone plant and data transmission. It also includes spare parts for S/84,313,000 and S/63,992,000, as of December 31, 2006 and 2005, respectively. See Note 4(k).

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Notes to the consolidated financial statements (continue)

12.	Intangibles and goodwill, net

(a)	Intangibles-

The activity and composition of intangibles follow:

	Software and SAP (b)	Wireless access fee	Administrative concession (Note 2)	Other	Total 2006	Total 2005
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Balance as of January 1	788,462	65,577	6,065,502	1,664	6,921,225	6,626,353
Additions	129	—	—	47	176	4,644
Transfer from construction in progress, Note 11	109,266	—	—	—	109,286	60,442
Incorporation of Telefónica Empresas Perú S.A.A., Note 1	—	—	—	—	—	33,698
Retirements and sales, Note 11(f)	(195,258)	—	—	—	(195,258)	(3,912)
Reclassification to prepaid expense, Note 9 (c)	—	(30,703)	—	—	(30,703)	—

Balance as of December 31	702,599	34,874	6,065,502	1,731	6,804,706	6,921,225

Accumulated amortization
Balance as of January 1	612,228	41,869	4,038,936	1,620	4,694,653	4,437,483
Amortization	85,064	—	150,116	99	235,279	234,147
Retirements and sales, Note 11(f)	(188,183)	—	—	—	(188,183)	(2,458)
Incorporation of Telefónica Empresas Perú S.AA., Note 1	—	—	—	—	—	25,481
Reclassification to prepaid expenses, Note 9 (c)	—	(8,761)	—	—	(8,781)	—
Others	(3,888)	1,786	—	(8)	(2,110)	—

Balance as of December 31	505,221	34,874	4,189,052	1,711	4,730,858	4,694,653

Net book value of intangibles	197,378	—	1,876,450	20	2,073,848	2,226,572

Goodwill (c)					128,885	128,885

Total net book value of intangibles and goodwill					2,202,733	2,355,457

(b)	Software and SAP includes the acquisition of SAP R/3 financial and accounting software and software licenses for platforms that support the commercial system.

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Notes to the consolidated financial statements (continue)

(c)	Goodwill -

Goodwill corresponds to the excess of the acquisition cost of the subsidiaries Telefónica Multimedia S.A.C. and Telefónica Empresas S.A.A. over the capital share of the Company in the fair value of the respective acquired net assets. As explained in Note 4(n), the Company recorded in 2005 S/7,737,000 of amortization of such year.

The composition of goodwill follows:

	2006	2005
	S/(000)	S/(000)

Goodwill
Telefónica Empresas Perú S.A.A.	119,546	119,546
Telefónica Multimedia S.A.C.	9,339	9,339

Book value	128,885	128,885

(d)	As of December 31,2006 and 2005, the Management has prepared forecasts of the estimated results for the next years, using a discount rate that was estimated to reflect market conditions. Based on those forecasts, Management has estimated that the recoverable values of its intangibles and goodwill are greater than their book values and therefore, additional provisions for impairment, are not necessary as of the date of the consolidated balance sheet.

13.	Bank loans

(a)	This caption is made up as follows:

	Original currency	2006	2005
		S/(000)	S/(000)

Bank loans
Santander Overseas Bank, Inc. (Puerto Rico)	US$	79,925	85,775
Banco de Crédito del Perú	S/	67,000	141,000
Scotiabank Perú S.AA (former Banco Wiese Sudameris)	S/	15,000	15,000
Banco de Crédito del Perú	US$	6,394	—

Total bank loans		168,319	241,775

Financial Instruments		25,694	—

Total bank loans		194,013	241,775

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Notes to the consolidated financial statements (continue)

(b)	All bank loans have current maturity, are renewed according to market conditions and have no specific guarantees or restrictions for its use.

(c)	Loans in Nuevos Soles as of December 31,2006 and 2005 accrue a weighted average interest rate of 5.37 percent and 4.98 percent respectively; the loans in foreign currency as of December 31,2006 and 2005 accrue an interest rate of Libor plus 0.35 percentage points.

14.	Trade accounts payable

(a)	This caption is made up as follows:

	2006	2005
	S/(000)	S/(000)

Domestic suppliers	330,122	313,507
Foreign suppliers	49,005	18,065
Contractors guarantee deposit	10,163	11,404
Other trade accounts payable	191,800	176,750

	581,090	519,726

(b)	Trade accounts payable are denominated in Nuevos Soles and U.S. dollars, have current maturities, do not bear interest and have no specific guarantees.

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Notes to the consolidated financial statements (continue)

15.	Other accounts payable

(a)	This item is made up as folbws:

	2006	2005
	S/(000)	S/(000)

Provisions (b)	418,079	501,116

Taxes, net of prepaid taxes	—	247,643
Workers’ profit sharing	118,432	180,587

Current income tax and workers’ profit sharing	118,432	428,230

Remunerations	82,473	73,527
Other taxes	62,203	37,274
Interests	36,590	27,297
Dividends and returns payable to shareholders	22,149	19,105

Other accounts payable	203,415	157,203

Total	739,926	1,086,549

(b)	Correspond mainly to various provisions made by the Company according to the practice indicated in Note 4(o), based on their best estimations about the disbursements that would be required to settle obligations as of the date of the consolidated balance sheet

The Management and its legal advisors consider that the recorded provisions are sufficient to cover the risks that may affect the business of the Company and its Subsidiaries as of December 31, 2006 and 2005.

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Notes to the consolidated financial statements (continue)

16.	Commercial papers

(a)	As of December 31,2006, the Company does not maintain commercial papers in circulation. As of December 31,2005, the Company maintained the following commercial papers in circulation, which corresponds to the Second Program for a maximum amount in circulation of US$180,000,000, expressed in local or foreign currency.

Issuance number and/or serie	Maturity date	Weighted average annual interest rate	2005
		%	S/(000)

30th. Issuance Serie D	June, 2006	4.39	25,000
31st. Issuance Serie A	January,2006	4.42	35,000
32nd. Issuance Serie C	February,2006	4.61	38,800
32nd. Issuance Serie E	January, 2006	4.09	28,100

			126,900

(b)	The General Shareholders’ Meeting of the Company held on March 26,2002 approved to modify the agreement on the issuance of short-term commercial papers adopted in March 1998, (which was partially modified on March 24,2002), establishing the authorized amount in US$300,000,000 or its equivalent in local currency, during the next three years starting from March 26, 2002. Likewise, it was specified that the principal of the debt obtained from the issuance of papers (bonds and commercial papers) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

(c)	The General Shareholders’ Meeting of the Company held on March 26,2004 approved the issuance of this type of instruments until March 26, 2008, keeping unchanged the authorized amount and issuance limit indicated in (b).

(d)	By means of the Resolution CONASEV N°129-2006-EF/94.11 the value emission program denominated “Third Program of Telefónica del Perú Commercial Papers” was registered up to a maximum circulation amount of US$150,000,000 or its equivalents in other currencies. As of December 31, 2006 no issuance of commercial papers has been made under this program.

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Notes to the consolidated financial statements (continue)

17. Bonds

(a)	As of December 31, 2006 and 2005 the Company maintains the following obligations related to the issuance of bonds:

Program	Issuance and/or serie	Maturity date	Authorized amount		Used amount		Annual interest rate	2006	2005
			(000)		(000)		(**)	S/(000)	S/(000)
1st Program	1st issuance	August, 2006		S/100,000		S/100,000	VAC(*) + 6.9375%	—	114,261
1st Program	2nd issuance	October, 2009		S/70,000		S/43,710	VAC(*) + 7%	50,476	49,713
2nd Program	3rd issuance	December, 2006		S/100,000		S/100,000	VAC(*) + 6.1875%	—	108,367
2nd Program	5th issuance	May, 2007		S/30,000		S/12,140	VAC(*) + 6.25%	13,375	13,173
—	7th corporative bonds issuance	August, 2008		S/70,000		S/63,190	7.9375%	63,190	63,190
—	8th corporative bonds issuance	February, 2009	US$	30,000	US$	16,847	3.8125%	53,860	57,802
—	9th corporative bonds issuance	July, 2007	US$	20,000	US$	20,000	3.125%	63,940	68,620
3rd Program	1st Serie A issuance	November, 2010		S/70,000		S/50,000	VAC(*) + 5%	53,494	52,685
3rd Program	2nd Serie A issuance	April, 2007		S/70,000		S/30,000	5.3125%	30,000	30,000
3rd Program	3rd serie A issuance	December, 2007		S/70,000		S/30,000	8.1250%	30,000	30,000
3rd Program	5th serie A issuance	January, 2007		S/70,000		S/68,250	5.500%	68,250	68,250
3rd Program	6th serie A issuance	December, 2006		S/100,000		S/100,000	5.1875%	—	100,000
3rd Program	7th aerie A issuance	October, 2006		S/130,000		S/70,000	5.500%	—	70,000
Senior Notes	Not applicable	April, 2016	US$	250,000		S/754,050	8.000%	760,672	760,274
4th Program	1st Serie A issuance	November, 2008		S/175,000		S/25,000	5.560%	25,168	—
4th Program	7th serie A issuance	September, 2009		S/100,000		S/51,235	6.1875%	51,936	—
4th Program	8th serie A issuance	July, 2010		S/100,000		S/29,720	7.375%	30,571	—
4th Program	9th serie A issuance	August, 2011		S/150,000		S/57,014	6.9375%	58,651	—
4th Program	10th serie A issuance	July, 2012		S/180,000		S/29,685	7.875%	30,788	—
4th Program	7th serie B issuance	December, 2009		S/100,000		S/17,979	5.875%	18,520	—
4th Program	8th serie B issuance	November, 2010		S/100,000		S/52,065	6.4375%	52,582	—
4th Program	9th serie B issuance	December, 2011		S/150,000		S/89,179	6.375%	89,666	—
4th Program	10th serie B Issuance	November, 2012		S/180,000		S/52,000	6.4375%	52,401	—

							Total	1,597,540	1,586,335
							Less-current portion	225,073	392,628

							Non-current portion	1,372,467	1,193,707

(*)	Constant restating value
(**)	Interest is paid semiannually.

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Notes to the consolidated financial statements (continue)

(b)	As of December 31, 2006 and 2005 bonds outstanding, according to its contractual conditions, mature as follows:

Maturity year	2006	2005
	S/(000)	S/(000)

2006	—	392,628
2007	225,073	210,043
2008	88,192	63,190
2009	173,699	107,515
2010	135,066	52,685
2011 and thereafter	975,510	760,274

	1,597,540	1,586,335

(c)	According to Article 19 of the Income Tax Law approved by Supreme Decree 054-99-EF and modified by Law 970, interests are exempt from income tax until December 31, 2008. The exemption will not apply when the holder of the bonds is a bank or a financial entity.

(d)	Funds received from issuance of bonds in public offering are used to finance the working capital, liabilities reorganization, make investments or alternative uses considered convenient by the Company. There are no specific guarantees granted for these bonds.

(e)	The General Shareholders’ Meeting of the Company held on March 26, 2002 approved to modify the agreement on the issuance of bonds, establishing the authorized amount in up to US$680,000,000 during the next three years starting from March 26, 2002. Additionally, it was specified that the principal of the debt obtained from the issuance of securities (bonds on commercial papers) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

(f)	The General Shareholders’ Meeting held on March 26,2004 approved the issuance of this type of securities until March 26, 2008, keeping unchanged the authorized amounts and issuance limits indicated in paragraph (c).

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Notes to the consolidated financial statements (continue)

(g)	In August, 2005 the Board of Directors authorized the issuance of bonds in the international market up to an equivalent amount of US$250,000,000 to be issued in one or more phases, considering the term and economic limits approved in the General Shareholders’ Meeting held in March 2004. In this sense, in October 2005, the Company authorized the private bond issuance in the international market for S/754,050,000 (approximately US$224,922,000), with maturity in April 2016. The issuance was made at par and at pays coupon of 8 percent.

(h)	By means of the Resolution from CONASEV N°039-2006-EF/94.11 dated April 12,2006 the “Fourth Bonds Program of Telefonica del Peru” was registered in the Public Registry of Securities and Brokers, for a maximum amount in circulation equivalent to US$450,000,000.

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Notes to the consolidated financial statements (continue)

18. Long term debt

(a)	As of December 31, 2006 and 2005, long term loans consist of the following:

Creditor	Currency	Annual Interest rate	Term* of payment	Maturity date	2006		2007
					Foreign currency	Equivalent in local currency	Equivalent in local currency
					(000)	S/(000)	S/(000)

Pagaré D de Telefonica del Perú	S/	8.08%	Upon maturity	May, 2017	—	120,000	—
BBVA Banco Continental	S/	5.35%	Upon maturity	May, 2007	—	112,000	112,000
Banco Europeo de Inversion	US$	5.72%	Semiannual	September, 2013	32,550	104,062	127,633
BBVA Banco Continental	S/	5.30%	Upon maturity	April, 2007	—	75,000	75,000
Banco Latinoamericano de Exportaciones	US$	Libor + 0.75	Upon maturity	June, 2007	15,000	47,955	51,465
Banco Latinoamericano de Exportaciones	US$	Libor + 0.75	Upon maturity	June, 2007	15,000	47,955	51,465
Scotiabank Peril (former Banco Wiese Sudameris)	S/	5.60%	Upon maturity	January, 2007	—	40,000	40,000
Pagaré A de Telefónica del Perú	S/	7.45%	Upon maturity	July, 2010	—	40,000	40,000
Pagaré B de Telefónica del Perú	S/	7.90%	Upon maturity	July, 2012	—	40,000	40,000
Banco de Crédito del Perú	S/	6.24%	Upon maturity	March, 2003	—	40,000	—
Banco Latinoamericano de Exportaciones	US$	Lbor + 0.75	Upon maturity	October, 2008	10,000	31,970	—
Scotiabank Perú S.A.A. (former Banco Wiese Sudameris)	S/	5.70%	Upon maturity	June, 2008	—	26,000	—
BBVA Banco Continental	S/	5.15%	Upon maturity	February, 2007	—	20,000	20,000
BBVA Banco Continental	S/	5.10%	Upon maturity	February, 2007	—	20,000	20,000
Nederlandes Investeringsbank Voor Ontwikkellingslanden - Holanda		€2.50%	Semiannual	January, 2018	3,551	15,090	15,539
Telefónica del Perú Grantor Trust (b)	US$	7.48%	Semiannual	December, 2008	—	—	80,872
Sundry						1,293	1,766
Financial instruments						1,729	6,318

				Total		783,054	682,058
				Less-current portion		379,486	44,983

				Non-current portion		403,568	637,075

(b)	On July 14, 1998, the Board of Directors of the Company approved a financial operation denominated “Securitization” for a total amount of US$200,000,000; backed with the trust transfer of accounts receivable as of such date and future, generated by the international traffic of the Company. These accounts constitute the trust equity backing the issue of certificates to be carried out by the securitizing entity in virtue of the Securitization process. On December 16, 1998, the Company placed certificates for US$150,000,000 in the New York Stock Exchange at an Issuance price of 99.975954 percent and at an annual interest rate of 7.48 percent. Funds provided by the Company were allocated, but not limited, to finance the working capital and/or the repurchase of its own stock.

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Notes to the consolidated financial statements (continue)

The schedule of payments of principal and interests, started on June 15, 1999, originally until December 15, 2008. However, as of December 13, 2001 a partial prepayment was made amounting to US$50,000,000; and as of December 15, 2006, the balance, amounting US$19,600,000 was repaid.

(c)	The Company maintains certain long-term debt covenants, which in Management’s opinion are being fulfilled as of December 31, 2006 and 2005.

(d)	As of December 31, 2006 and 2005 the long term debt has the following maturities:

Year	2006	2005
	S/(000)	S/(000)

2006	—	44,983
2007	379,486	414,445
2008	114,512	44,505
2009	16,543	17,546
2010	56,143	57,171
2011 in thereafter	216,370	103,408

	783,054	682,058

(e)	The meeting of the Board of Directors of the Company, held on May 25, 2005, approved the private issuance of promissory notes in one or more phases up to an equivalent amount of US$400,000,000 and delegated faculties to some officers of the Company in order to establish the respective issuance characteristics.

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Notes to the consolidated financial statements (continue)

19. Transactions with related companies

(a)	Main transactions -

During 2006 and 2005, the Company and its Subsidiaries main transactions with related parties were as follows:

	2006	2005
	S/(000)	S/(000)

Income:
Lease of circuits
-Telefónica Móviles S.A.	34,835	31,871

Expenses:
Interconnection, net
-Telefónica Móviles S.A.	(334,258)	(343,106)
Administrative expenses
-Telefónica Gestión de Servtcios Compartidos Perú S.A.C.	(81,511)	(76,447)
Call center and regulatory services
- Teleatento del Perú S.A.C.	(34,001)	(25,157)
Directories printing
-Telefónica Publicidad e Información Perú S.A.C. (*)	(26,681)	(26,503)
Collection service
-Telefónica Centres de Cobro SAC.	(24,864)	(20,768)
Mobile services
- Telefónica Móviles S.A.	(1,997)	(4,281)

(*)	Effective July 2006, Telefónica Group sold to Yell Group Ltd. (England) the business line of yellow pages, including the shares of Telefónica Publicidad e Información Perú S.A.C. This 2006 amount does not include transactions after the indicated date.

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Notes to the consolidated financial statements (continue)

(b)	As a consequence of these and other minor transactions, as of December 31, 2006 and 2005, Telefónica del Perú S.A.A. and its Subsidiaries had the following balances with related companies:

	2006	2005
	S/(000)	S/(000)

Accounts receivable:
Telefónica International Wholesale Services España	5,509	—
Telefónica España	5,152	5,722
Telefónica El Salvador	4,057	2,176
Telefónica International Wholesale Services Peru S.A.C.	1,124	12,671
Telefónica Móviles S.A.	—	34,110
Telefónica Publicidad e Información Perú S.A.C.	—	15,807
Other	13,929	4,654

	29,771	75,140

Accounts payable:
Telefónica Argentina S.A.	18,509	3,731
Telfisa Perú S.A.C.	14,923	—
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	7,453	—
Teleatento del Perú S.A.C.	8,758	2,087
Telefónica Móviles S.A.	1,166	—
Other	8,834	172

	59,643	5,990

(c)	As of December 31, 2006, the Company maintains a loan receivable with Telefónica Europe B.V. (Holland) of US$110,000,000 (equivalent to S/351,340,000). This loan has current maturity and bears interest on a Libor rate of twelve months and has no guarantee restrictions.

(d)	Loans to employees -

The Company and its Subsidiaries grant loans to their employees and executives for terms of up to 12 months. The interest rates applied are generally below than the existing market interest rates. However, other loan conditions are substantially the same as those in the market. The balances of employee loans were approximately S/5,492,000 and S/6,618,000 as of December 31, 2006 and 2005, respectively, and are shown in the caption “Other accounts receivable, net”, in the consolidated balance sheets, see Note 8.

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Notes to the consolidated financial statements (continue)

(e)	Directors and key officers’ remunerations -

Expenses of participations, remunerations and other concepts given to the key officers of the Company and its Subsidiaries amounted approximately to S/10,329,000 and S/7,865,000 for 2006 and 2005, respectively, and are included in the caption “General and administrative expenses” of the consolidated income statement.

(f)	Prices for related companies transactions are determined under arms length principle, and when applicable, in accordance with the parameters described in Note 3(b).

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Notes to the consolidated financial statements (continue)

20. Taxation

(a)	Deferred assets and liabilities from income, tax and workers’ profit sharing are made up as follows:

	As of January 1, 2005	Credited (debited) to the consolidated income statement	Incorporation of Telefónica Empresas Perú S.A.A. (Note 1)	As of December 31, 2005	Credited (debited) to the consolidated income statement	TUMSAC retirement (Note 1)	As of December 31, 2006
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Deferred Asset
Provision for doubtful accounts	19,145	15,257	471	34,873	(8,853)	(2)	26,018
Financial lease	144	383	—	527	(527)	—	—
Impairment of investment	41,911	5,009	—	46,920	3,679	—	50,599
Provision for legal contingencies	41,409	67,062	—	108,471	1,127	—	109,598
REI (investments and lands)	9,612	(4,954)	—	4,658	(204)	4	4,458
Sundry provisions	—	27,755	—	27,755	(9,480)	—	18,275
Tax loss carryforward	10,146	(9,828)	—	318	277	—	595
Other	55,108	(5,028)	2,429	52,509	8,710	(407)	60,812

Total deferred asset	177,475	95,656	2,900	276,031	(5,271)	(405)	270,355

Deferred liabilities
Depreciation	(1,041,320)	225,898	—	(815,422)	238,334	1	(577,087)
License of software	(31,488)	2,437	(994)	(30,045)	642	1	(29,402)
Administrative concession	(805,371)	55,542	—	(749,829)	55,542	—	(694,287)
Leasing	(10,388)	—	—	(10,388)	835	—	(9,553)
Payroll for fixed assets	(59,243)	13,392	(712)	(46,563)	15,889	—	(30,674)
Revaluation of assets	(42,083)	3,108	—	(38,975)	1,103	—	(37,872)
Other	(1,995)	—	—	(1,995)	188	—	(1,807)

Total deferred liabilities	(1,991,888)	300,377	(1,706)	(1,693,217)	312,533	2	(1,380,682)

	(1,814,413)	396,033	1,194	(1,417,186)	307,262	(403)	(1,110,327)

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

(b)	The expenses shown in the consolidated income statement for the years 2006 and 2005 are made up as follows:

	2006			2005
	Income tax	Workers’ profit sharing	Total	Income tax	Workers’ profit sharing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Current	407,865	148,790	556,655	437,532	160,767	598,299
Deferred	(224,031)	(83,231)	(307,262)	(288,017)	(108,016)	(396,033)

	183,834	65,559	249,393	149,515	52,751	202,266

(c)	The reconciliation of the effective income tax rate with the statutory tax rate for the years 2006 and 2005 is as follows:

	2006		2005
	S/(000)%		S/(000)%

Company’s income before tax	343,275	100.0	311,579	100.0

Income tax at the statutory tax rate	102,982	30.0	93,474	30.0
Tax effect of:
Provisions	35,077	10.2	29,262	9.4
Rental expenses for public telephone services (non deductible)	22,973	6.7	29,841	9.6
Non deductible financial expenses	817	0.2	2,876	0.7
Other, net	5,395	1.6	(16,892)	(5.4)

Tax expenses of the Company in accordance to effective tax rate	167,244	48.7	138,561	44.5

Income tax expense as per Subsidiaries	16,590		10,954

Consolidated income tax expense	183,834		149,515

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

(d)	For the purposes of determining the income tax and value added tax, the transfer prices of transactions with related companies and with companies domiciled in countries with low or no taxation, must be supported by documentation and information about the valuation methods applied and criteria used in determination of such.

Based on the analysis of the operations of the Company and its Subsidiaries, Management and its legal advisors believe that the application of these standards, will not originate significant contingencies for the Company and its Subsidiaries as of December 31, 2006 and 2005.

(e)	Tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated individually by the Company and each of its Subsidiaries. The income tax and value added tax – returns of the Company from 2003 to 2006, also of Telefónica Perú Holding S.A.C. and Telefónica Empresas Perú S.A.A. for the years 2002 and 2006, are still subject to review by the tax authorities.

Due to various possible interpretations of current legislation, it is not possible to determine whether or not such reviews will result in tax liabilities. Any additional tax or charge assessment that might result of the tax review would be applied to the results of the year in which it is determined. However, in the Company’s and its Subsidiaries Management opinion, any additional tax assessment would not be significant for the consolidated financial statements as of December 31,2006 and 2005.

(f)	Effective January 1, 2005, the following changes to tax law were in force:

-	It was established the denominated Temporary Tax on Net Assets, which will be in force until December 31,2007. The basis to calculate that tax payment is the value of the net assets as of December 31 of the previous year.

The paid tax, totally or partially, could be used as credit against advanced payments related to the income tax of the periods from March to December of the taxable period for which the Company and its Subsidiaries paid the tax, as well as against the final payment of the correspondent period. It is also possible to request for a refund of the tax when the Company and its Subsidiaries demonstrates a tax loss or a minor Income Tax based on the general regimen standards. The right to ask for a refund will be generated with the presentation of the annual tax return of the correspondent period.

-	To determine the calculation basis of the taxes, specifically the income tax, the financial statements should not be adjusted for inflation.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

Based on the analysis of the operations of the Company and its Subsidiaries, Management and its legal advisors believe that the application of these standards, will not originate significant contingencies for the Company as of December 31, 2006 and 2005.

(g)

In accordance with the Telecommunications Law, Supreme Decree 013-93-TCC, and its regulations approved by the Supreme Decree No 027-2004-MTC, Telefónica del Perú S.A.A. as a telecommunication service concessionaire should pay the fees and rates set forth below, computed on all the different telecommunication services annual revenues invoiced and collected in the case of (g.2), on all the different telecommunication services under concession and/or authorization in the case of (g.3) below and only on the final and carrier telephone services in the case of (g.1):

Concept	Beneficiary	%
(g.1) Specialfee assigned to the Telecommunications Investments Fund (FITEL)	OSIPTEL	1.0
(g.2) Contributions for supervision services	OSIPTEL	0.5
(g.3) Commercial service usage rate	MTC	0.5

Likewise, under the aforementioned provisions, an annual royalty has been established for the use of the radio-waves spectrum. This royalty is determined by applying different percentages to the Taxable Unit (UIT) in force at the beginning of the year and according to the type of services provided by the concessionaire.

For the years ended as of December 31,2006 and 2005 the expense recognized for these concepts amounted to S/60,273,000 and S/59,170,000, respectively, and are included in the caption “General and administrative expenses” of the consolidated statements of income, see Note 22.

21.	Shareholders’Equity

(a)	Capital stock -

As of December 31, 2006, it is represented by 1,704,901,946 common shares fully subscribed and paid, par value of S/1.60 each, (1,721,964,417 par value of S/1.00 as of December 31, 2005). The exchange of stocks that reflects these values and the amount of stocks is in process. Even when the exchange of stocks correspondent to the merger of Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C. has no taken place, according to law, all the effects from such operation were effective as of December 30,2006.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Notes to the consolidated financial statements (continue)

In execution of the faculties given by the Shareholders’ Meeting held on May 25, 2005, the Board of Directors approved the reduction of capital stock in S/774,883,987.65, by decreasing the par value of the shares from S/1.25 to S/0.80. The reduction of capital was in force on July 20, 2005 and the return of contribution to the shareholders took place in July 26, 2005.

The Shareholders’ Meeting held on September 8, 2005 approved the capitalization of part of the legal reserve amounting to S/344,392,883.40. The capital increase was in force on September 19,2005, by means of the increase of the par value from S/0.80 to S/1.00, without any change in the representative number of shares.

As a result of the merger described in Note 1, the Shareholders’ Meeting held on April 24,2006 approved an increase in the Company’s capital amounting to in S/930,270, through the issuance of new shares to the minority Shareholders of Telefónica Empresas Perú S.A.A., in accordance to the distribution and exchange ratio established in the merger agreement.

In execution of the faculties given by the Shareholders’ Meeting held on June 20,2006, the Board of Directors approved the reduction of the capital stock in S/536,704 as a result of the right of separation executed by certain minority Shareholders in the frame of the merge process with Telefónica Empresas Perú S.A.A. The excess paid over the nominal value of such shares, amounted to S/613,701, and was recorded into the accumulated results.

The Shareholders’ Meeting held on July 6, 2006, approved the capitalization of the result from exposure to inflation accumulated between January 1, 2003 to December 31,2004, amounting to S/202,630,820.43 through the increase of the par value to S/1.1188518911045930 per share, which become effective on July 25, 2006.

In execution of the faculties given by the Shareholders’ Meeting held on June 5, 2006, the Board of Directors approved the reduction of capital stock of S/594,758,268.01 by decreasing the par value of shares from S/1.1188518911045930 to S/0.77. The reduction of capital was effective on July 25, 2006 after the capitalization described in the above paragraph.

As a consequence of the merger agreement described in Note 2, the Company’s capital increased in S/2,045,279,525 by the incorporation of Telefónica Perú Holding S.A.C.’s capital. Likewise, capital stock decreased in S/630,210,910.56 corresponding to the redemption of treasury stocks that Telefónica del Perú S.A.A. received from Telefónica Perú Holding S.A.C. as a consequence of the merge. This net capital increase took place by means of the increase of the par value of the share from S/0.77 to S/1.60, without any change in the representative number of shares of the Company. For purpose of the preparation of the financial statements, these transactions have been included in the balance as of January 1, 2005.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Notes to the consolidated financial statements (continue)

The Shareholders from Telefónica Perú Holding S.A.C. received 0.30755577624 Class B shares from the Company, for each stock kept in Telefónica Perú Holding S A.C.

In execution of the faculties given by the Shareholders’ Meeting held on November 16,2006, the Board of Directors, held on January 25, 2007, approved the reduction of the capital stock in S/136,392,155.68; by decreasing the par value of the shares from S/1.60 to S/1.52, without any changes in the representative number of shares of the Company.

As of December 31,2006, the market value of Class “B” shares was S/2.4, having a negotiation frequency of 95 percent over the 365 days of the year (S/2.05 and having a negotiation frequency of 80 percent over the 365 days as of December 31,2005). Class “A-1” and “C” shares, are not quoted in stock exchange.

As of December 31, 2006 and 2005 the Company’s capital stock includes the following:

	2006	2005
	%(*)%

Class A-1
Telefónica Perú Holding S.A.C.	—	38.895
Class B
Telefónica International, S.A.	98.028	49.526
Telefónica Perú Holding S.A.C.	—	8.635
Telefónica, S.A.	0.146	0.140
Other minor shareholders	1.811	1.775
Telefónica del Perú S.A.A. (treasury stocks) (c)	—	1.014
Class C	0.015	0.015

	100.00	100.00

(*)	As of this date, the share exchange resulting from the merge with Telefónica Perú Holding S.A.C., is in formalization process.

Class “B” shares, has the right to elect as many Directors as necessary to complete the total number of Directors previously defined by the General Stockholders’ Meeting for each mandate, considering the director whose designation corresponds to the shareholders of class “C”.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

The Class “C” shares, correspond to the workers of the Company, which have the right to elect one member of the Board Directors when they reach a percentage not lesser than 3 percent of the capital stock. If this percentage is not reached at the moment of the election, Class “B” shareholders would elect an additional Director.

Class “A-1” shares issued as a result of the privatization process granted their holders the right to elect the majority of the Board of Directors. These shares were eliminated after the merge of the Company with Tetefónica Perú Holding S.A.C. See Note 2.

On March 24, 2006, the General Shareholders’ Meeting determined in 9 the total number of members of the Board of Directors for a three-year period. Under the election method described above, the special Meeting of Class A-1 and B shareholders held on March 24, 2006, elected five and four Directors respectively, considering that the Class “C” shareholders did not reach the minimum percentage required to elect a member.

Dividends distributed to domiciled individuals and non-domiciled shareholders, whether legal entities or individuals, are subject to a 4.1 percent income tax withholding rate. There is no restriction on the remittance of dividends abroad or on the repatriation of capital.

(b)	Capital surplus -

Corresponds to the amount of capital stock of Telefónica Perú Holding SAC. not capitalized in the Company, as a result of the merge with such company, amounting to S/3,815,763. For disclosure purposes, this transaction has been included in the balance as of January 1, 2005.

Likewise, capital surplus includes S/1,149,000 corresponding to the difference between the equity value of the former minority Shareholders of Telefónica Empresas Perú S.A.A. in such company and its participation in the net equity of Tetefónica del Perú S.A.A., after the exchange of shares mentioned before, as part of merge process described in Note 1.

(c)	Treasury stock -

As of December 31, 2005 correspond to 17,456,037 Class “B” shares acquired by the Company mainly during 2004 for an amount of approximately S/21,896,000.

The Shareholders’ Meeting held on March 24,2006, approved the redemption of these treasury shares, resulting in a debit to accumulated results of S/4,440,000, which represents the difference between the value paid and the shares book value.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

(d)	Legal reserve -

In accordance with the General Law of Corporations in Perú, is required to appropriate annually at least 10 percent of its net income, after deducting the income tax, and transfer it to a legal reserve until it reaches 20 percent of the capital stock. The legal reserve may be used to offset future losses or may be capitalized, existing in both cases the obligation to restore it.

(e)	Other reserves -

In execution of the faculties granted by the Shareholders’ Meeting held on October 19,2006 the Board Directors of the Company approved the creation of a free disposal reserve through a debit to the accumulated results as of December 31,2005 ascending to S/249,407,000.

Likewise, the Company recorded a reserve amounting approximately to S/863,000 (S/6,026,000 as of December 31,2005), corresponding to losses for changes in the estimated market values of the derivatives financial instruments defined as cash flows hedges, where the change of value is reflected initially in the shareholders’ equity, affecting the results caption in relation of how the results is influenced by the hedged underlying.

22.	General and administrative expenses

(a)	This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Services provided by third parties (c)	1,635,067	1,520,840
Taxes	74,991	97,089
Provision for doubtful accounts, Note 7 (d), (b)	36.916	38,899
Other expenses	24,191	24,556

Total	1,771,165	1,681,384

(b)	In 2006, includes S/10,028,000 corresponding to the provision of other accounts receivable.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

(c)	Includes the following:

	2006	2005
	S/(000)	S/(000)

Interconnection and foreign telecommunications carrier	668,802	659,270
Fees	240,293	193,323
Leases	112,462	127,946
TV signals’ rental fees	107,425	95,415
Mail and telecommunications	104,084	77,345
Maintenance and repairs	98,923	122,773
Advertising	85,283	57,418
Printings and services	54,603	48,587
Transport and storage	10,260	16,719
Other	152,932	122,044

Total	1,635,067	1,520,840

23.	Personnel expenses

(a)	This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Salaries	377,779	330,810
Severance indemnities	29,000	24,126
Social security and insurance	27,025	21,757
Other personnel expenses	21,226	16,254

Total	455,030	392,947

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

24.	Transactions with Telefónica Internacional, S.A.

The Company and Telefónica Internacional, S.A. (TISA) signed a Technology Transfer and Management Fee Agreement; in return, TISA receives a quarterly fee.

The technology transfer fee is equal to 1 percent of the quarterly revenues for services invoiced by the Company. The management and administration fee is determined based on advising and consultancies of professionals and specialized technicians designated by TISA, who provide their services subject to a fee rate table.

Clause 5.5 of the Contract establishes that in order to maintain adequate solvency levels, TISA will only receive the quarterly fee when the financial expenses coverage before interests and taxes, as calculated in the agreed formula, is two or greater.

During 2006, such contract generates an accumulated fee for technology transfer of approximately S/35,358,000 (S/31,952,000 during 2005). Likewise, during the year 2006, under this agreement the accumulated management and administration fee was approximately S/16,595,000 (S/13,384,000 during 2005).

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

25.	Financial expenses, net

This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Revenues
Income from exchange difference	105,727	88,422
Interests on fixed deposits	16,819	12,015
Interests on accounts receivable	8,499	7,929
Other	3,738	4,993

	134,783	113,359

Expenses
Interests on bonds and commercial papers	(129,028)	(86,968)
Interests on other liabilities	(44,074)	(36,172)
Loss from exchange difference	(137,279)	(76,770)
Bank commissions	(4,406)	(8,760)
Other	(14,906)	(15,163)

	(329,693)	(223,833)

Financial expenses, net	(194,910)	(110,474)

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

26.	Other expenses, net

(a)	This item is made up as follows:

	2006	2005
	S/(000)	S/(000)

Other income
Sale of investment in Transporte Urgente de Mensajería S.A.C., Note 1	21,325	—
Sale of property, plant and equipment and intangibles	10,007	1,162
Sale of investment in INTELSAT Ltd.	—	94,597
Other	12,262	24,081

	43,594	119,840

Other expenses
Sundry provisions (c)	(80,853)	(36,024)
Incentivated retirement program (b)	(8,387)	(3,296)
Cost of property, plant and equipment, and intangibles sold	(8,127)	(51,613)
Net assets sold from Transporte Urgente de Mensajera S.A.C., Note 1	(2,387)	—
Provision for doubtful accounts	(2,343)	(7,267)
Cost of investment in INTELSAT Ltd.	—	(95,205)
Other	(16,138)	(51,723)

	(118,235)	(245,128)

Other expenses, net	(74,641)	(125,288)

(b)	The expenses for this concept correspond to the employees that have entered this program during the years 2005 and 2006.

(c)	Corresponds to provisions made by the Company according to the practice described in Note 4(o), based on the best estimations that would be required to liquidate their obligations as of the date of the consolidated balance sheets.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

27.	Earnings per share

(a)	Basic and diluted earnings per share are calculated by dividing the consolidated net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding as of the date of the consolidated balance sheet

	Share outstanding		Days outstanding until year end	Weighted average number of shares
Balance as of December 31, 2005	1,704,508,380	(*)	365	1,704,508,380

Balance as of January 1, 2006	1,704,508,380	(*)	365	1,704,508,380
New share issuance	930,270		251	639,720
Capital reduction	(536,704)		193	(283,792)

Balance as of December 31, 2006	1,704,901,946			1,704,864,308

(*) Net of treasury shares

(b)	The computation of the consolidated basic and diluted earnings per share as of December 31,2006 and 2005 is shown below:

As of December 31, 2006			As of December 31, 2005
Consolidated net income (numerator) S/	Numbers of shares (denominator)	Earnings per share S/	Consolidated net income (numerator) S/	Number of shares (denominator)	Earnings per share S/
178,007,000	1,704,864,308	0.104411	176,304,000	1,704,508,380	0.103434

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

28.	Contingencies

During its operations, the Company and its Subsidiaries have been subject to several tax, legal (labor and administrative) and regulatory claims, which are recorded and disclosed in accordance with General Accepted Accounting Principles in Peru, see Note 4(o).

As a result of the 1998 to 2002 tax authorities’ reviews, the Company and its Subsidiaries have been notified with several resolutions for income tax, value added tax and non-domiciled income tax retentions allegedly omitted. In some cases, the Company and its Subsidiaries have filed claims against such withholdings because they have found them not in accordance with Peruvian tax laws in force and in other cases have proceeded to pay the received claims. As of this date, there are several claims filed by the Company pending of resolution regarding the reviewed periods. As of December 31,2006, according to the Note 4(o), the Company and its Subsidiaries have recorded the needed provisions, see Note 15(b), and have as contingencies an amount of approximately S/238,836,000 (S/280,765,000 as of December 31,2005). Management and its legal advisors estimate that due to the solid legal arguments that exist to obtain a favorable opinion, the result of the pending claims will not have a significant impact on the Company and its Subsidiaries’ consolidated financial statements.

Additionally the Company has several legal demands (labor and administrative) which are managed by its external and internal legal advisors. As of December 31,2006, according to the Note 4(o), the Company and its Subsidiaries have recorded the needed provisions, see Note 15(b), and have as contingencies an amount of approximately S/995,087,000 (S/952,123,000 as of December 31, 2005). Management and its legal advisors estimate that due to the solid legal arguments that exist to obtain a favorable opinion, the result of the pending claims will not have a significant impact on the Company and Subsidiaries’ consolidated financial statements.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

29.	Business segment Information

(a)	Following, the business segment Information disclosures, as of December 31,2006 and 2005:

	Fixed local telephone services		Long-distance telephone services		Subscribed television (*)		Equipment supplies		Other services		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Investment on fixed assets	9,966,439	9,727,985	2,912,707	2,784,775	583,727	542,926	368,412	348,187	2,585,637	2,591,566	16,416,922	15,995,439
Accumulated depreciation	(7,331,139)	(6,743,345)	(2,090,797)	(1,828,051)	(386,269)	(345,566)	(243,199)	(221,072)	(1,741,083)	(1,568,239)	(11,792,487)	(10,706,273)
Intangibles and other assets	3,476,586	3,518,309	534,002	540,410	4,087	4,345	—	—	2,918,916	2,987,046	6,933,591	7,050,110
Accumulated amortization	(2,376,837)	(2,346,345)	(365,081)	(360,397)	(2,615)	(1,928)	—	—	(1,986,325)	(1,985,983)	(4,730,858)	(4,694,653)
Total assets	4,093,478	4,555,687	1,087,498	1,267,395	302,453	348,964	186,916	168,669	2,533,158	2,892,722	8,203,503	9,233,437
Total liabilities	2,652,701	2,876,747	439,479	498,899	111,455	105,199	98,316	80,559	1,840,573	2,194,414	5,142,524	5,755,818
Operating revenues	1,955,528	1,895,099	514,626	510,964	355,874	358,842	97,255	43,297	1,575,328	1,384,730	4,498,611	4,192,932
Operating expenses	(1,626,670)	(1,663,892)	(500,514)	(502,642)	(241,205)	(253,977)	(98,001)	(45,903)	(1,335,270)	(1,112,186)	(3,801,660)	(3,578,600)
Operating Income (losses)	328,858	231,207	14,112	8,322	114,669	104,865	(746)	(2,606)	240,058	272,544	696,951	614,332

(*)	Service entirely provided by Telefónica Multimedia S.A.C.

The Company develops the integrity of its activities only in Peruvian soil (Lima and provinces), therefore its assets and the result of the operations are under the same economic, regulatory and political conditions, being affected to the same risks and performance. In this sense, according to IAS 14, Peru is the only geographic area of the Company to be disclosed in the consolidated financial statements.

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

30.	Financial instruments

(a)	Exchange rate risk -

The operations in foreign currency are made at free market exchange rates. As of December 31, 2006 and 2005, the weighted average exchange rate published by the Peruvian Superintendencia de Banca y Seguros (the Superintendency of Banks and Insurance) for the transactions in U.S. dollars was S/3.194 per dollar for buying and S/3.197 per dollar for selling (S/3.429 and S/3.431 as of December 31, 2005, respectively).

As of December 31, 2006 and 2005, the Company and its Subsidiaries had assets and liabilities in foreign currency, denominated as follows (amounts expressed in thousands of U.S. dollars):

	Original currency	2006	2005
		US$(000)	US$(000)

Assets
Cash and banks	US Dollars	5,612	53,372
Financial investments	US Dollars	—	11,182
Trade accounts receivable, net	US Dollars	109,946	104,311
Loan to related company	US Dollars	110,000	—
Accounts receivable from related companies	US Dollars	7,934	22,660
Other accounts receivable , net	US Dollars	559	1,326

Total		234,051	192,851

Liabilities
Bank loans	US Dollars	27,603	25,431
Trade account payable	US Dollars	43,058	35,253
Trade account payable to related companies	US Dollars	23,486	901
Other accounts payable	US Dollars	633	3,064
Bonds	US Dollars	36,847	36,847
Long-term debt, includes current position	US Dollars	72,555	90,816
Other		4,971	4,893

Total		209,153	197,205

Purchase position of hedge derivatives (reference value)		139,925	117,661

Net asset position		164,823	113,307

Translation of a report and financial statements originally issued in Spanish –

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Notes to the consolidated financial statements (continue)

During 2006, the Company and its Subsidiaries have recorded a net toss of exchange difference of approximately S/31,552,000 (net income of approximately S/11,652,000 during 2005), which is presented in the captions financial revenues and expenses of the consolidated income statements.

The Company and its Subsidiaries use forward exchange and currency swaps contracts to reduce its exposure to foreign currency risks. As of December 31, 2006 and 2005, the Company and its Subsidiaries entered into forward contracts for purchase of U.S. dollars and currency swaps contracts for a nominal amount of approximately US$139,925,000 and US$117,661,000, respectively.

As of December 31,2006, the estimated market value for derivatives operations correspond to none realized incomes for approximately S/27,423,000 (loss for approximately S/277,000 as of December 31, 2005).

(b)	Liquidity risk -

Liquidity is controlled by matching the maturities of the assets and liabilities, obtaining credit lines and maintaining cash surplus as investments, in order to allow the Company and its Subsidiaries to develop their operations normally.

(c)	Credit risk -

The assets that are potentially exposed to credit risk corresponding to bank and financial institutions deposits and trade accounts receivables.

The Company and its Subsidiaries hold accounts in several banks. Likewise, credit risk is controlled through the evaluation and analysis of individual transactions. To carry out such analysis, evaluations on accounts receivable aging report are made, which is used to estimate the necessary provision for doubtful accounts.

In addition, the Company suspends the services, totally and partially, to clients who have overdue accounts receivable over 120 days.

In Management’s opinion there are no significant concentrations of credit risks as of December 31, 2006 and 2005.

(d)	Interest rate risk -

The Company and its Subsidiaries policy is to negotiate its credits mostly in Peruvian Soles, with different financing entities. The individual credit rating of the Company and its Subsidiaries allows them to obtain competitive interest rates in local and international markets. In Management’s opinion there is no significant exposure to interest rate risk.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Notes to the consolidated financial statements (continue)

(e)	Currency risk -

The main objective of the management currency risk policy of the Company and its Subsidiaries is to avoid possible losses in the shareholders’ equity, by the means of changes in exchange rates, considering the impact that may be caused in assets and debts value, therefore, due to the fact that cash flows are generated in Peru and denominated in Nuevos Soles, a high percentage of debt have been denominated in local currency.

In the case of financing transactions in foreign currency, the Company and its Subsidiaries mitigate the exchange risk through exchange rate derivatives. As a consequence, management monitors this risk through an analysis of Peruvian macro economics indicators.

31.	Fair value of financial instruments

Accounting standards define a financial instrument as a contract that gives rise to a financial asset of an entity and a financial liability or equity instrument of another entity. The financial instruments also include trade accounts receivable, trade accounts payable, investments and derivatives instruments.

Information about the fair value of the financial instruments of the Company and its Subsidiaries is presented below:

(a)	Cash and cash equivalents -

The fair value of cash equivalents approximates their book value, due to relatively short maturity of these financial instruments.

(b)	Trade accounts receivable and other accounts receivable -

Due to the fact that these accounts are net of their allowance for doubtful accounts and have maturities less than a year, Management considers that their fair value is not significantly different to the book values.

(c)	Short-term loans and overdrafts -

The fair values of these instruments are not materially different from their book values; given that their interest rates are according to market rates and have maturities shorter than one year.

(d)	Account payable, taxes and others -

The fair values of the accounts payable, taxes and others are not materially different from their book values, due to the short maturity of these financial instruments.

Translation of a report and financial statements originally issued in Spanish –

See Note 32

Notes to the consolidated financial statements (continue)

(e)	Long-term debts -

The fair value of the long-term debts is based on current market rates or market prices for similar obligations, or using discounted cash flows to their actual rates to liabilities with similar obligations.

(f)	Forwards and swaps -

The Company and its Subsidiaries register these operations based on their estimated market value, therefore, it does not exist differences with their book values.

Based on the criteria described above, as of December 31, 2006 and 2005, the fair value of the financial’ instruments, is not materially different to their book values.

32.	Explanation added for English translation

The accompanying financial statements are presented on the basis of Accounting Principles Generally Accepted in Peru for financial entities. Certain accounting practices applied by the Company, that conform to Accounting Principles Generally Accepted in Peru for financial entities may differ in certain respects to generally accepted accounting principles in other countries.

Item 3

Lima, May 24, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Markets and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution N° 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs the terms and conditions of the Third Program of Commercial Papers of Telefónica del Perú, according to the advertisement that will published tomorrow, enclosed herewith.

Sincerely,

Julia María Morales Valentín
Stock Exchange Representative
Telefónica del Perú S.A.A.

Item 4

Telefónica del Perú S.A.A.

Third Program of Commercial Papers of Telefónica del Perú

Up to a maximum in circulation of US$ 150,000,000.00 or its equivalent one in other currencies

Auctions of Obligations of the Third Program of Commercial Papers of Telefónica

First Issue	and	Second Issue
Up to S/. 200,000,000.00		Up to US$60,000,000.00

(Initial Public Offering of Short Term Obligations)

Through Resolution General Management of CONASEV N° 129-2006-EF/94.11 it has been approved the procedure anticipated and the registration of the first prospect informative framework pertaining to the values to be issued inside the Third Program of Commercial Papers of Telefónica del Perú S.A.A. The social object of Telefónica del Perú S.A.A is to be dedicated to the exploitation and rendering of telecommunications services. Its head office is located in Av. Arequipa N° 1155, Santa Beatríz, Lima.

Characteristics of the Auction:

Instruments to Place:	Third Program of Commercial Papers of Telefónica del Perú – First Issue. Third Program of Commercial Papers of Telefónica del Perú – Second Issue.

Amount of the auction:

Third Program of Commercial Papers of Telefónica del Perú – First Issue – Serial A: Up to S/ 25,000,000.00 (Twenty-Five Million of Nuevos Soles)

Third Program of Commercial Papers of Telefónica del Perú – Second Issue – Serial A: Up to US$ 15,000,000.00 (Fifteen Million Dollars of the United States of America) .

Currency of issue:	First Issue: Nuevos Soles Second Issue: Dollars of the United States of North America

Nominal Value:

Fist Issue: S/. 5,000.00 (Five Thousand and 00/100 Nuevos Soles) for each Program of Commercial Papers.

Second Issue: US$ 1,000.00 (One Thousand and 00/100 Dollars of the United States of America) for each Program of Commercial Papers.

Number of serial and term :

First Issue: Serial “A”: 360 days calendar, with a minimum of 1, and a maximum of 5,000 Program of Commercial Papers each one.

Second Issue: Serial “A”: 360 days calendar, with a minimum of 1, and a maximum of 15,000 Program of Commercial Papers each one.

Class:	Nominative, indivisible and freely transferable, represented by annotations in account in CAVALI ICLV S.A.

Risk classification:	Apoyo y Asociados Internacionales S.A. CP -1+ (pe) Class & Asociados Clasificadora de Riesgo CLA -1+ The classifications obtained reflect the highest degree of quality.

System of auction:	Prices differentiated and cumulative proposals.

Date of auction:	Monday May 28, 2007

Participants:	Corporate and public in general.

Proposal	Indicating amount (s) and price (s) proposed (s) being able to present until five proposals with tiered prices.

Coupon zero (discount):	The prices of the auction should be aforesaid as percentage of the nominal value of the Program of Commercial Papers and must contain four decimals.

Timetable:	Reception of the offerings: starting 9.00 a.m. and ending at 1:00 p.m. hours of the day of the auction.

Notice to awardees by facsimile:	Between 5:00 p.m. and 7:00 p.m. of the day of the auction.

Modality of delivery of the Proposals:	By letter or facsimile – Attention: Continental Bolsa SAB S.A. - Auction No.1° Commercial Papers of Telefónica del Perú - Av. República de Panamá, # 3065 2° piso San Isidro, Lima. Telephones 211-1540, 211-1543, and 211-1597. Facsimiles 211-1593, 211-1599 and 211-1598.

Date of Issue and Payment:	Tuesday, 29 of May 2007, up to 11:30 a.m.

Method of Payment:	Authorization of charge in account in Banco Continental or through funds transfer via BCR or direct payment in Continental Bolsa S.A.B. in national currency Nº 0011-0661-0100006965 to name of Continental Bolsa S.A..B. Av. República de Panamá 3065, 2° piso, San Isidro, Lima.

For more detailed information of the offering is necessary that the investor reviews the First Prospectus Marco of the Third Program of Commercial Papers and corresponding Complementary, the same that can be requested to the Placing Agent or the Issuer, or to be consulted in the Public Registry of the Stock Market of CONASEV.

TELEFÓNICA DEL PERÚ S.A.A.

Issuer

BANCO CONTINENTAL		CONTINENTAL BOLSA SAB S.A.
Structuring Agent		Placing agent

Item 5

Lima, May 29, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

In compliance with Article 28 of the Stock Market Law, approved by Supreme Decree N° 093-2002-EF, and CONASEV Resolution N° 107-2002-EF/94.10, enclosed to the present we submit a copy of the Public Deed of increase and reduction of Telefónica del Perú S.A.A. duly executed in the presence of the Public Notary of Lima, Doctor Eduardo Laos de Lama as deposition of its inscription in the registry certificate of the company. We inform you that the Public Deed of merger between Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C. is currently in the process of qualification and once its inscription is registered we will proceed to communicate the date for the exchange of the respective shares.

Sincerely yours,

Julia María Morales Valentín
Stock Exchange Representative
Telefónica del Perú S.A.A.

Item 6

Lima, May 29, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the First Issue, Serial A of the Third Program of Commercial Papers of Telefónica del Perú:

Amount	: S/. 25,000,000
Type of instrument	: Coupon Zero
Serial	: A
N° Commercial Papers	: 5,000
Date of Issue	: 05/29/2007
Date of Redemption	: 05/23/2008
Term in days	: 360

Sincerely,

SCHEDULE OF PAYMENTS	Examples:	Fixed Rate	Variable Rate

No	Date of Court	Payment Date	Amount Initial Balance	Amortization Amount		Return (Amount)		Adjustment x VAC	Final Working Capital	New Nominal Value
1	22-May-08	23-May-08	25,000,000	S/.	25,000,000	S/.	1,232,137	0.00	0.00	5000.00

Item 7

Lima, May 29, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of Second Issue, Serial A of the Third Program of Commercial Papers of Telefónica del Perú:

Amount	: $. 15,000,000
Type of instrument	: Coupon Zero
Serial	: A
N° Commercial Papers	: 15,000
Date of Issue	: 05/29/2007
Date of Redemption	: 05/23/2008
Term in days	: 360

Sincerely,

SCHEDULE OF PAYMENTS	Examples:	Fixed Rate	Variable Rate

No	Date of Court	Payment Date	Amount Initial Balance	Amortization Amount	Return (Amount)	Adjustment x VAC	Final Working Capital	New Nominal Value
1	22-May-08	23-May-08	$15,000,000	$15,000,000		0.00	0.00	1000.00

Item 8

Lima, May 30, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, informs you that yesterday it was notified to us the Managing Resolution of Issuers Nº 009-2007-EF/94.06.3 by means of which CONASEV was pronounced in favor of the delisting of the corresponding shares of the “Second Program of Bonds Telefónica del Perú – Eighth Issue” and the “Second Program of Bonds of Telefónica del Perú – Ninth Issue” of the Registry of Shares of the Stock Market of Lima and arranged the exclusion of the indicated shares from the Public Registration of the Stock Market.

Sincerely,

Julia María Morales Valentín
Stock Market Representative
Telefónica del Perú S.A.A.

Item 9

Lima, June 05, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you the terms and conditions of the 18th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú, that are detailed in the notice which will be published soon and is attached herein.

Sincerely,

Julia María Morales Valentín
Stock Market Representative
Telefónica del Perú S.A.A.

Item 10

Telefónica del Perú S.A.A.

Fourth Program of Bonds of Telefónica del Perú – Eighteenth Issue

Up to S/. 150,000,000

Public Offering of Corporate Bonds

CONASEV Resolution No. 039-2006-EF/94.11

Telefónica del Perú S.A.A. (“Telefónica del Perú” or the “ISSUER”), corporation duly incorporated under the laws of the Republic of Perú, has agreed to issue values through corporate bonds (“Fourth Program of Bonds of Telefónica del Perú – Eighteenth Issue” approved by CONASEV Resolution No. 039-2006-EF/94.11) up to a total of S/. 150,000,000 within the Fourth Program of Bonds of Telefónica del Perú. The Bonds of the Fourth Program of bonds Telefónica del Perú– Eighteenth Issuance will be issued in one or more series.

According to its bylaws, Telefónica del Perú is dedicated to the exploitation and rendering of telecommunications services.

Terms and conditions of the Fourth Program of Bonds Telefónica del Perú – Eighteenth Issuance:

Issuer:	Telefónica del Perú S.A.A.

Denomination:	Fourth Program of Corporate Bonds of Telefónica del Perú – Eighteenth Issuance

Amount of the registered issuance:	Up to S/. 150,000,000.00

Amount of the auction:	Up to S/. 60,000,000.00.

Currency of issue:	Nuevos Soles

Nominal Value:	S/. 5,000.00 each

Serial:	Serial A

Term:	11 years from the date of issue.

Allocation price:	At par value

Interest rate:	To be submitted to auction as annual nominal rate and considering a 360 day - year. The interests will be calculated on the principal amount.

Payment of interests:	At the end of each semester, the computation of the first semester will be initiated in the date of the respective issuance. In case the expiration of the corresponding period corresponds to a non-working day, the day of payment of interests will be on the first following working day. The holders of the bonds will not have the right to perceive interests by said due to such delay.

Performance:	It will be the one established by the Issuer in coordination with the placing agent according to the procedure of placement described in the Complementary Prospectus.

Mechanism of assignment and awarding:	Dutch Auction with the possibility of extending the amount. According to the procedure of allocation established in the Complementary Prospectus, the Issuer can extend the value to be awarded to an amount that, added to the values in circulation of other Series issued inside the respective Issue, does not exceed the maximum value established for the respective Issue.

Informative prospectus:	The Prospectus Marco and Complementary and its updatings are available for the investors and can be requested to the placing agent or the Issuer or for consultation in CONASEV.

Amortization:	100% of the principal will be paid off in the date of redemption.

Class:	Nominative, indivisible and they are noted in account in CAVALI ICLV S.A.

Risk classification:	Apoyo & Asociados Internacionales S.A.C. AAA (pe) Class & Asociados S.A AAA

Payments:	Will be carried out in Nuevos Soles.

Place and agent of payment:	CAVALI ICLV S.A., Pasaje Acuña 106, Lima 1.

Placing agent :	Continental Bolsa S.A. SAB.

Period of receipt of purchase orders:	Starting 9:00 a.m. and ending at 1:00 p.m. on Thursday June 7, 2007. It is possible to present several proposals with rates tiered in 1/16.

Date of auction:	Thursday June 7, 2007.

Date of Issue:	Friday June 8, 2007

Date of Maturity:	Friday June 8, 2018.

Term of liquidation:	By 11:00 a.m. of the first working day after the auction, that is Friday June 8, 2007, through funds transfer via BCR or direct payment in Continental Bolsa S.A.B. in the account indicated in the purchase order.

Place of delivery of the purchase orders:	By facsimile or letter, – Attention Mr. Placement, Av. República de Panamá 3065, 2° piso, San Isidro, Lima. Telephones 211-1540, 211-1597 and 211-1543. Facsimiles 211-1598, 211-1593 and 211-1599.

Representative of the Bondholders:	BBVA Banco Continental

Investors:	Corporate and public in general.

Notice to awardees by facsimile:	Thursday June 7, 2007 starting the 5:00 p.m., and ending at 7:00 p.m.

Important notice:	Telefónica del Perú S.A.A. reserves the right to suspend or to terminate this offering up to the time, before starting the awarding of the values.

For more detailed information of the offering is necessary that the investor revise the Prospectus Marco and corresponding Complementary, the same that can be remitted by e-mail or electronic mail, subject to request to the Placing agent or the Issuer, or to be consulted in CONASEV.

Telefónica del Perú S.A.A.

Issuer

Structuring Agent	Placing agent

Item 11

Lima, June 8, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that, in exercise of the right established in the respective Complementary Prospectus, it was left without effect the Eighteenth Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú.

Sincerely,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: June 12, 2007	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.